FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on November 9, 2011 in connection with the Registrant's Financial Results for the Third Quarter of 2011.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant) By: /s/Yaron Elad Yaron Elad VP & CFO

Dated: November 9, 2011

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Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the Third Quarter and First Nine Months of 2011

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended September 30, 2011

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter and First Nine Months of 2011, included in Part II of this report.

"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2011, included in Part III of this report.

"20-F Annual Report"	Elron's Annual Report for 2010 filed with the SEC on Form 20-F.

As noted in its press release filed on Form 6-K with the SEC on March 10, 2011, in accordance with reporting requirements in Israel, Elron filed an annual report for 2010 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2011, which were described in Part I of the Company's Quarterly Report for the Second Quarter of 2011.

This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's and group companies' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in the Company's filings with the SEC from time to time.

1.	Item 4A – Information on the Company: History and Development of the Company

1.1.	Investments

See Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements for details on Elron's and RDC's investments during the third quarter of 2011.

1.2.	Sale of Safend

In September 2011, all the shares of Safend were sold to Wave Systems Corp., a NASDAQ-traded supplier of data protection solutions (the "Acquirer"), in consideration for approximately $12.8 million, consisting mostly of shares of the Acquirer. Safend, which was approximately 25% held by the Company prior to its sale, provides endpoint data protection solutions for corporations. In consideration for the aforesaid sale, Elron received shares of the Acquirer amounting to approximately $2.7 million, and recorded an approximately $2.3 million net gain in the third quarter of 2011. See Note 3.J. to the Financial Statements for additional details regarding the sale of Safend.

1.3.	Agreement for Sale of Wavion

In November 2011, subsequent to the reporting date, a definitive agreement was signed for the sale by way of merger of all the shares of Wavion to Alvarion Ltd., a NASDAQ-traded company. Wavion, an approximately 67% held subsidiary of Elron, supplies outdoor WiFi base stations. The transaction's completion is subject to certain closing conditions. In the event of completion of the transaction, Elron expects to receive aggregate proceeds currently estimated at approximately $18 million, and to record a net gain currently estimated between $17 and $20 million. There is no certainty as to the transaction's closing or the timing thereof. See Note 3.C. to the Financial Statements for additional details regarding the transaction.

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2.	Item 4B – Information on the Company: Business Overview

2.1.	Pocared

In November 2011, subsequent to the reporting date, Pocared commenced a diagnostic trial in support of its planned application filing to the FDA for approval to market its system in the United States. The object of the trial is to assess the efficacy of the system's first application, diagnosis of urinary tract infection. The diagnostic trial is being carried out at five of the world's leading medical centers. At this stage Pocared expects to complete the diagnostic trial in the second half of 2012.

2.2.	Starling

In September 2011, an asset sale agreement for the sale of Starling's entire business in the field of non-military satellite communication systems (as defined in the agreement) to a major international company, a world leader in the communications market (the "Transaction"), was completed and came into effect. Following the Transaction, the Company recognized an approximately $4.7 million net gain (net of non-controlling interest). This amount includes expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease its operations.

In addition, simultaneous to the Transaction's completion, the Company and RDC completed the purchase of Elbit Systems Ltd.'s entire holding in Starling (approximately 16% of the outstanding shares), pro rata between them, in consideration of an aggregate sum of $0.3 million. Following the purchase, the Company's holding (including indirectly through RDC) in Starling increased from approximately 67% to approximately 83% (its direct holding increased from approximately 31% to approximately 39%, and RDC's direct holding increased from approximately 36% to approximately 44%).

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In order to enable Starling to execute the Transaction and to fully and timely pay all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the Transaction the Company and RDC made available to Starling a credit facility in an aggregate amount of $11 million at the terms determined by the parties. In November 2011, subsequent to the reporting date, Starling fully prepaid its Debentures, in the amount of approximately $6.9 million. Elron's and RDC's share in the prepayment sum amounted to approximately $2.75 and $1.55 million, respectively.

See Note 3.A. to the Financial Statements for additional details regarding the Transaction, its ancillary agreements, and the credit facility made available by the Company and RDC.

3.	Item 5 – Operating and Financial Review and Prospects

3.1.	Global Economic Status

See Section 2.2. of the Board of Directors Report for details regarding the impact of the global economic status on the Company.

3.2.	Israeli Legislative Environment

3.2.1.
Private Bill for Increasing Competition and Reducing Risk in the Activity of Business Groups: Further to Item 5 of the 20-F Annual Report regarding the committee formed in connection with increasing competition in the economy (the "Committee"), in October 2011 the Committee published its draft recommendations, which include, inter alia, the following recommendations: Restricting the control or holding by a significant real corporation and the controlling parties thereof of a significant financial entity (as these terms are defined in the recommendations), and toughening the ability to control public companies in a pyramid structure which meet the definition of "gap company" in the Committee's report, to the point of loss of control, while at the same time empowering public shareholders, obliging controlling shareholders to make a full tender offer under certain circumstances in such companies, a recommendation to examine the need for expanding the restrictions on an institutional entity's exposure to a single corporation and to a group of corporations, a recommendation that contrary to the prevailing practice, financing expenses in a corporation be first attributed to income from a dividend received from another corporation in which the recipient is a "significant shareholder", such that they will not be deductible against other income in the corporation, and a recommendation that the entities in charge of allocation proceedings of public assets and rights be required, in certain cases, to take into account considerations of competition and concentration of control of vital infrastructures.

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To the best of the Company's knowledge, the Committee intends, after taking into account comments from market participants, to release the final report of its recommendations in December 2011.

The adoption and implementation of the Committee's recommendations, particularly those pertaining to companies incorporated in a pyramid structure, if any, could have a material effect on the Company itself, considering the restrictions on the structure of its holdings, its control of public companies, its ability to purchase or dispose of holdings in public companies and the value of its holdings in such companies, the advisability of distributing dividends from the held companies, including due to tax aspects, the industries in which it shall operate, etc.

3.2.2.
Trajtenberg Committee: In September 2011, the committee which was appointed by the government for socio-economic change, headed by Prof. Trajtenberg, submitted to the government its recommendations which include, inter alia: Putting a hold on a previously planned decrease in corporate tax, increasing corporate tax to 25% from 2012, and recommending that a 26% increase in the tax rate be considered in 2013; increasing the tax on capital gains (including the tax on interest and dividends) from 2012; removal and reduction of customs duties; and strengthening the regulatory tools available to the government authorities in connection with supervision over monopolies and market power holders in certain sectors.

In October 2011, the government adopted the main recommendations in the committee's report, decided to act to implement such recommendations, and approved some of the tax-related recommendations, including increasing corporate tax to 25% and increasing the capital gains tax, from 2012.

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As of the date of release of this report, there is no certainty as to which of the committee's recommendations will be implemented, how and in what time tables, and therefore the effect thereof on the Company's business cannot be assessed.

4.	Item 6A – Directors and Senior Management

4.1.	Directors

See Section 3.2 of the Board of Directors Report for details regarding the appointment of a director and the convening of a special general meeting of shareholders for the approval of the extension of Mr. Gad Arbel's tenure as an external director of the Company, which tenure came to an end.

5.	Item 10C – Material Contracts

5.1.	Credit Agreement

In November 2011, a binding agreement was signed with Silicon Valley Bank to receive a credit line in the amount of $30 million for a period of up to 18 months. See Note 3.N. of the Financial Statements for additional details.

Ari Bronshtein CEO	Yaron Elad CFO

November 9, 2011, Tel Aviv, Israel

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

1. Board of Directors' Analysis of the Company's Business

1.1. General

Elron Electronic Industries Ltd. ("Elron" or "the Company"), a member of the IDB Holding Group, is a high technology operational holding company that operates through subsidiaries, associates and other companies classified as available-for-sale investments, referred to as "group companies". Elron generally invests in companies in a manner that vests it with influence on their direction and management. Some of Elron's group companies grew out of its subsidiary, RDC – Rafael Development Corporation ("RDC"), established by Elron together with Rafael Advanced Defense Systems Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC has first rights to exploit commercially certain technologies of Rafael in non-military markets.

Elron supports its group companies and is directly involved in their direction including through membership on their boards of directors and communication with their managements, selecting and manning senior management positions, business plan preparation, research and development and operational guidance, and introductions to potential strategic partners. Elron's group companies currently comprise public and privately held companies at various levels of development and progress. See the annex to the interim consolidated financial statements as of September 30, 2011 for details on Elron's holdings.

The field of technology in which the group companies operate is characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of Elron's group companies is dependent upon their technological quality, intellectual property, prices and nature of their products in comparison to the products of their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs. Furthermore, the future success of Elron's group companies is dependent upon the condition of the capital markets and their ability to raise financing.

Elron's main goal is to build and realize value for its shareholders through the sale to third parties of a portion or all of its holdings in, or the issuance of shares by, its group companies, while simultaneously seeking opportunities to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. The Company believes that this strategy is conducive to its goal of increasing shareholder value as well as contributes to obtaining capital to support the growth of its group companies and to investing in new business opportunities. The nature of Elron's business, therefore, is expected to result in volatility in its results of operations, depending on the transactions that occur within a given period.

Elron's operational results in any given period are due, for the most part, to the results of operations of those of its group companies which are accounted by the Company under the consolidation or equity method of accounting and dispositions and changes in holdings of group companies as well as impairment charges. As most of Elron's group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without further exit transactions the Company has experienced, and expects to continue to experience, losses in respect of these companies to the extent they are accounted by it under the consolidation or equity method of accounting, as well as impairment charges for those investments in which the carrying amount will exceed the fair value.

Elron's capital resources in any given period are primarily affected by the extent of its investment in existing and new companies, the realization of certain holdings, available credit lines or loans, as well as the impact of any dividends or distributions to its shareholders and/or from its group companies. The results of operations of Elron's group companies, and consequently, Elron's results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of Elron's group companies to raise financing and Elron's ability to dispose of holdings and realize gains from its holdings.

During 2009-2011, the Company continued to invest in and support its existing group companies, investing in fewer existing companies than in the past with the intent of focusing on such companies. In addition, during the nine months of 2011, the Company executed several investments in new companies, and intends to continue to invest in new companies.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

1.2. Major Events in the Reporting Period and Subsequently

The major events are described in Notes 3 and 4 to the Company's interim consolidated financial statements as of September 30, 2011, and in Part I of the quarterly report "Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended September 30, 2011", the most notable of which are the following:

Investment in Kyma. Kyma is engaged in the development of a miniature, radar technology based device, which allows for the continuous monitoring of chronic heart failure patients from home. In September 2010, Elron completed an investment in Kyma in the amount of $1 million. Following the investment, Elron held approximately 27% of Kyma's outstanding shares. Pursuant to the investment agreement between Elron and Kyma, Elron had the right to invest, as of January 1, 2011, an additional amount of $4 million in Kyma. In January 2011, Elron exercised such right. Following the investments in Kyma, Elron held approximately 65% of Kyma's outstanding shares. In March 2011, the investment in Kyma, including any rights and obligations with respect to this investment, was transferred to RDC, in consideration for the amount invested by Elron (including transaction costs). Following the transfer of the investment to RDC, Elron holds approximately 33% of Kyma indirectly, and approximately 65% on a consolidated basis. See Note 3.E to the interim consolidated financial statements as of September 30, 2011 for additional details regarding the investment in Kyma.

Establishment of Navitrio. In May 2011, the Company founded Navitrio Ltd. ("Navitrio") together with another partner, in order to invest in projects in the digital field, including internet, electronic and cellular trade platforms, applications, etc. Elron holds 80% of Navitrio's outstanding shares. In June 2011, the Company completed its first investment in Navitrio in the amount of $1.5 million. See also Note 3.I to the interim consolidated financial statements as of September 30, 2011.

Renewal of BrainsGate's Clinical Trials. See Section 2.3.2 of Part I of the quarterly report for the second quarter of 2011 "Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended June 30, 2011".

Sale of Starling's Business. In September 2011, an asset sale agreement for the sale of Starling's entire business in the field of non-military satellite communication systems (as defined in the agreement) to a major international company, a world leader in the communications market, in consideration for payment in the aggregate amount of approximately $13.1 million (the "Transaction"), was completed and came into effect. The consideration is expected to be paid in several installments, The first installment of $8.6 million was paid on the closing date. and the balance shall be paid in three installments on the sixth, seventh and eight anniversaries of the Transaction closing (or, at Starling's discretion, in one installment of approximately $3.4 million 42 months after the Transaction closing). Following the Transaction, the Company recognized an approximately $4.7 million net gain (net of non-controlling interest). This amount includes expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease its operations. As part of the Transaction, several ancillary agreements were completed, including an agreement to terminate Starling's collaboration with EMS Technologies, Inc. ("EMS"), according to which Starling received additional consideration in the sum of approximately $1.4 million, and an agreement to cancel the commercial engagement between Starling and Elbit Systems Land & C4I Ltd. ("Elbit Land"), whereby Starling refunded Elbit Land the deposit it paid Starling in the sum of $0.3 million,  and paid Elbit Land an aggregate sum of approximately $0.4 million for expenses Elbit Land incurred in respect of the project until its cancellation.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

In addition, simultaneous to the Transaction's completion, the Company and RDC completed the purchase of Elbit Systems Ltd.'s entire holding in Starling (approximately 16% of the outstanding shares), pro rata between them, in consideration of an aggregate sum of approximately $0.3 million. Following the purchase, the Company's holding (including indirectly through RDC) in Starling increased from approximately 67% to approximately 83% (its direct holding increased from approximately 31% to approximately 39%, and RDC's direct holding increased from approximately 36% to approximately 44%).

In order to enable Starling to execute the Transaction and to fully and timely pay all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the Transaction the Company and RDC made available to Starling a credit facility in an amount of $11 million at the terms determined by the parties. In November 2011, subsequent to the reporting date, Starling fully prepaid its Debentures, such that Starling paid each holder of par value NIS 1 of the Debentures an amount equal to the par value of the Debenture as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date which amounted to approximately $6.9 million). Elron's and RDC's share in the prepayment sum amounted to approximately $2.75 and $1.55 million, respectively. It should be noted that the Debentures held by the Company and RDC, and the Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, was paid according to the same terms as those which applied to the rest of the Debenture holders.

See Note 3.A to the interim consolidated financial statements as of September 30, 2011 for additional details regarding the Transaction, its ancillary agreements, and the credit facility made available by the Company and RDC.

Sale of Safend. In September 2011, all the shares of Safend Ltd. ("Safend") were sold to Wave Systems Corp., a NASDAQ-traded supplier of data protection solutions (the "Acquirer"), in consideration for approximately $12.8 million, consisting mostly of shares of the Acquirer, based on their trailing 10-day average closing price on the NASDAQ prior to the closing date of the sale. Safend, which was approximately 25% held by the Company prior to its sale, provides endpoint data protection solutions for corporations. In consideration for the aforesaid sale, Elron received shares of the Acquirer amounting to approximately $2.7 million based on their trailing 10-day average closing price on the NASDAQ prior to the closing date of the sale, and recorded an approximately $2.3 million net gain in the third quarter of 2011. See Note 3.J to the Financial Statements for additional details regarding the sale of Safend.

Commencement of FDA Trials by Pocared. See Section 2.1 in Part I of the quarterly report "Material Changes and Updates that Occurred in the Company's Business in the Three Months Ended September 30, 2011".

Agreement to Receive Bank Credit Line. See Section 1.4 "Liquidity and Capital Resources" below.

Agreement for Sale of Wavion. In November 2011, subsequent to the reporting date, a definitive agreement was signed for the sale by way of merger of all the shares of Wavion, an approximately 67% held subsidiary of Elron, to Alvarion Ltd. (NASDAQ: ALVR) ("Alvarion") (the "Transaction"), following negotiations of the commercial outline of the Transaction conducted by the parties. The definitive agreement includes, among others, the following terms:

(i) The Transaction will be executed by way of merger, upon completion of which Wavion will be sold to Alvarion in consideration of aggregate proceeds of $26.5 million, subject to certain adjustments, of which $3 million will be deposited in escrow for a period of 15 months (mainly to cover potential indemnities in connection with breaches on Wavion's part, if any, of the Transaction agreement, that may become payable by the recipients of the Transaction proceeds), and in consideration of additional proceeds of up to $3.75 million, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"); (ii) During the interim period between the signing of the definitive agreement and the Transaction closing, certain activities of Wavion will require the consent of or coordination with Alvarion, as is customary in transactions of this type; (iii) Alvarion will be entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the recipients of the Transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the Transaction proceeds, except in the case of fraud or willful misconduct; (iv) The Transaction's completion is subject to certain closing conditions, including approval of the Transaction by Wavion's shareholders and consents of certain third parties to the Transaction, and certain of Wavion's key employees entering into revised employment agreements with Wavion, within 45 days of the signing of the Transaction agreement.

3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

In the event of completion of the Transaction:

1.
Elron expects to receive aggregate proceeds currently estimated at approximately $18 million (including up to $3 million in respect of the Contingent Consideration, if paid). Approximately $2 million of the aforesaid amount is Elron's share of the amount to be deposited in escrow.

2.
Elron would record a net gain currently estimated between $17 and $20 million. The net gain amount exceeding $17 million may be recognized depending on Elron's estimate of the likelihood of becoming entitled to receive its share of the Contingent Consideration.

There is no certainty as to the Transaction's closing or the timing thereof.

1.3. Results of Operations

The loss attributable to Elron's shareholders in the third quarter and first nine months of 2011 amounted to $5,252 and $26,012 thousand, respectively, as compared to a loss of $4,476 thousand and income of $63,710 thousand, respectively, in the third quarter and first nine months of 2010. The loss per share attributable to Elron's shareholders in the third quarter and first nine months of 2011 amounted to $0.19 and $0.92, respectively, as compared to a loss per share of $0.17 and income per share of $2.10, respectively, in the third quarter and first nine months of 2010.

The loss for the third quarter of 2011 resulted primarily from Elron's share of the net loss of its group companies in the amount of $11,820 thousand (net of non-controlling interest), resulting mainly from the losses of Starling, Wavion, BrainsGate and Pocared. These amounts include excess cost amortization expenses in respect of certain group companies, mainly Given Imaging, in the amount of $1,172 thousand, and expenses due to impairment charges in the amount of approximately $1,378 thousand in respect of BPT. The aforementioned loss was offset by an approximately $4,727 thousand gain in respect of the completion of the sale of Starling's business, and an approximately $2,286 thousand gain in respect of the completion of the sale of Safend.

The loss for the first nine months of 2011 resulted primarily from impairment expenses in the amount of approximately $10,602 thousand, mainly in respect of Elron's holding in Enablence recorded in the second quarter of 2011. These expenses are included in Elron's share of the net loss of its group companies (net of non-controlling interest) in the amount of approximately $33,109 thousand, which also includes the losses of Starling, Pocared, NuLens and BrainsGate, and excess cost amortization expenses in respect of certain group companies, mainly Given Imaging, in the amount of approximately $3,547 thousand. The aforementioned loss was partially offset by a gain recorded in the third quarter of 2011 in respect of the completion of the sale of Starling's business and the completion of the sale of Safend as aforementioned, and by a gain from changes in holdings in the amount of approximately $1,612 thousand (net of non-controlling interest) which resulted primarily from a decrease in the Company's holding in Given Imaging in the first half of 2011, as a result of the exercise and expiration of options granted to Given Imaging employees.

The loss for the third quarter of 2010 resulted mainly from Elron's share of the net loss of its group companies in the amount of approximately $5,849 thousand (net of non-controlling interest), resulting mainly from the losses of Wavion and Starling. These amounts include excess cost amortization expenses in respect of certain group companies, mainly Given Imaging, in the amount of $1,395 thousand. The aforementioned loss was offset by a gain in the amount of $1,990 thousand resulting from a payment received by Elron in respect of a settlement agreement with Online Higher Education B.V ("OHE") over the consideration from the sale of KIT eLearning B.V ("KIT"), which was sold by Elron to OHE in 2004.

Income for the first nine months of 2010 resulted mainly from a gain in the amount of approximately $70,800 thousand (net of non-controlling interest and of tax) recorded in the second quarter of 2010 in respect of the completion of the sale of Medingo Ltd. ("Medingo"), and a gain in the amount of approximately $22,400 thousand recorded in the second quarter of 2010 in respect of the completion of the sale of Teledata Networks Ltd. ("Teledata"). The aforementioned gain was offset by Elron's share of the net loss of its group companies in the amount of approximately $27,684 thousand (net of non-controlling interest), which resulted mainly from the losses of Wavion, Starling and Medingo. These amounts include excess cost amortization and impairment expenses in respect of certain group companies, mainly Given Imaging, in the amount of $6,749 thousand.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

1.3.1. Composition of the Company's Results of Operations

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the three months ended September 30, 2011	For the three months ended September 30, 2010	For the year ended December 31, 2010
	unaudited		unaudited		audited
	$ thousands
Income from sales	11,628	5,231	3,365	1,858	9,608
Gain from disposal of businesses and associates and changes in holdings in associates, net	14,338	157,618	11,927	1,047	160,010
Financial income	1,219	1,543	525	2,221	2,739
Total income	27,185	164,392	15,817	5,126	172,357
Cost of sales	4,108	2,193	1,413	691	3,948
Research and development expenses, net	15,664	14,609	6,595	3,944	18,209
Selling and marketing expenses	4,821	5,191	1,463	1,191	6,551
General and administrative expenses	7,124	10,062	2,527	2,187	13,577
Equity in losses of associates, net	8,510	9,854	2,964	2,702	10,863
Amortization of intangible assets	256	1,101	85	383	1,484
Financial expenses	3,529	3,060	3,623	1,312	3,031
Other expenses (income), net	13,866	1,095	3,894	(1,894)	3,136
Total costs and expenses	57,878	47,165	22,564	10,516	60,799
Income (Loss) before taxes on income	(30,693)	117,227	(6,747)	(5,390)	111,558
Taxes on Income (Tax benefit)	-	8,471	-	(37)	6,112
Income (Loss)	(30,693)	108,756	(6,747)	(5,353)	105,446
Net income (loss) attributable to the Company's shareholders	(26,012)	63,710	(5,252)	(4,476)	60,678
Net income (loss) attributable to non-controlling interest	(4,681)	45,046	(1,495)	(877)	44,768
Basic income (loss) per share attributable to the Company's shareholders (in $)	(0.92)	2.10	(0.19)	(0.17)	1.98
Diluted income (loss) per share attributable to the Company's shareholders (in $)	(0.92)	2.10	(0.19)	(0.17)	1.98

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

1.3.2. Analysis of the Company's Results of Operations

Income from sales

This item mainly included income from Wavion's sales in the amount of $3,365 and $11,628 thousand, respectively, in the third quarter and first nine months of 2011, compared with $1,858 and $5,231 thousand, respectively, in the third quarter and first nine months of 2010. The increase in Wavion's sales was primarily due to Wavion's increased marketing and sales efforts.

Gain from Disposal of Businesses and Associates and Changes in Holdings in Associates, net

In the third quarter and first nine months of 2011 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $11,927 and $14,338 thousand, respectively. The gain in the third quarter of 2011 resulted primarily from an approximately $2,286 thousand gain in respect of the sale of Safend and from an approximately $9,595 thousand gain in respect of the sale of Starling's business. The gain in the first nine months of 2011 resulted primarily from the above and from an approximately $2,050 thousand gain resulting from a decrease in the Company's holding in Given Imaging due to the exercise and expiration of options granted to Given Imaging employees, and from an approximately $407 thousand gain due to the initial consolidation of Kyma in the first quarter of 2011.

In the third quarter and first nine months of 2010 gains from disposal of businesses and associates and changes in holdings in associates, net, amounted to $1,047 and $157,618 thousand, respectively, resulting mainly from the consideration which was deposited in escrow at the time of the sale of all the assets of 3DV Systems Ltd., received during the third quarter of 2010, and from the gain in respect of the completion of the sale of Medingo in the amount of $133,506 thousand and in respect of the completion of the sale of Teledata in the amount of $22,364 thousand during the first nine months of 2010.

Financial Income

Financial income in the third quarter and first nine months of 2011 amounted to $525 and $1,219 thousand, respectively, and resulted mainly from interest income on bank deposits and other financial assets.

Financial income in the third quarter and first nine months of 2010 amounted to $2,221 and $1,543 thousand, respectively, and resulted mainly from interest income from loans granted by the Company to associates, from translation differences accumulated on NIS-denominated deposits and from interest income on bank deposits.

Cost of Sales

Cost of sales consisted primarily of expenses related to salaries and materials associated with supplying products to Wavion. Cost of sales in the third quarter and first nine months of 2011 amounted to $1,413 and $4,108 thousand, respectively, compared with $691 and $2,193 thousand, respectively, in the third quarter and first nine months of 2010. The increase in cost of sales resulted primarily from the increase in Wavion's sales, as aforementioned.

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for the Third Quarter and First Nine Months of 2011

Operating Expenses

Operating expenses in the third quarter and first nine months of 2011 amounted to $10,585 and $27,609 thousand, respectively, compared with $7,322 and $29,862 thousand, respectively, in the third quarter and first nine months of 2010, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and RDC's corporate operations and of consolidated companies (excluding amortization of intangible assets which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating results of the Company and its main consolidated companies:

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the three months ended September 30, 2011	For the three months ended September 30, 2010
	unaudited		unaudited
	$ thousands
Corporate	3,089	3,435	1,052	1,288
RDC	1,307	3,586	324	354
Wavion	9,103	6,447	3,348	2,365
Medingo *	-	6,877	-	-
Starling	9,668	6,918	4,443	2,600
Kyma **	1,885	-	655	-
Other	2,557	2,599	763	715

* Medingo was consolidated in the Company's financial results until the date of its sale in May 2010.
** Kyma is consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it.

Corporate: Corporate operating expenses in the third quarter and first nine months of 2011 amounted to $1,052 and $3,089 thousand, respectively, compared with $1,288 and $3,435 thousand, respectively, in third quarter and first nine months of 2010. The decrease resulted mainly from insurance costs savings and from a decrease in professional services expenses.

RDC: RDC's operating expenses in the third quarter and first nine months of 2011 amounted to $324 and $1,307 thousand, respectively, compared with $354 and $3,586 thousand, respectively, in the third quarter and first nine months of 2010. The decrease in expenses resulted mainly from a one-time expense recorded in the second quarter and first half of 2010 in respect of a settlement agreement with the former CEO of RDC (see Note 19 to the consolidated financial statements as of December 31, 2010).

Wavion: Wavion's operating expenses in the third quarter and first nine months of 2011 amounted to $3,348 and $9,103 thousand, respectively, compared with $2,365 and $6,447 thousand, respectively, in the third quarter and first nine months of 2010. The increase resulted mainly from Wavion's increased research and development and marketing and sales efforts and the increase in its operations and sales turnover. Wavion's operating loss in the third quarter and first nine months of 2011 amounted to $1,396 and $1,583 thousand, respectively, compared with $1,199 and $3,434 thousand, respectively, in the third quarter and first nine months of 2010. The abovementioned factors along with an improvement in Wavion's gross profit margin led to a decrease in its operating loss

Medingo: As aforementioned, Medingo's results were consolidated in Elron's statements until the date of its sale in May 2010. Medingo's operating expenses and operating loss in the first nine months of 2010 amounted to $6,877 thousand.

Starling: Starling's operating expenses and operating loss in the third quarter and first nine months of 2011 amounted to $4,443 and $9,668 thousand, respectively, compared with $2,600 and $6,918 thousand, respectively, in the third quarter and first nine months of 2010. The increase resulted mainly from an increase in salary, wages and related expenses resulting from one time compensation awarded to employees of Starling in the business sale transaction aforementioned in Section 1.2, and from expenses in respect of an inventory write-down and provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operations.

Kyma: As aforementioned, Kyma's results are consolidated in Elron's statements as of January 2011 due to the Company obtaining control over it. Kyma's operating expenses and operating loss in the third quarter and first nine months of 2011 amounted to $655 and $1,885 thousand, respectively.

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for the Third Quarter and First Nine Months of 2011

Equity in Losses of Associates, net

Elron's share of net losses of associates resulted from holdings in certain investments that are accounted for under the equity method. The Company's share of net losses of associates in the third quarter and first nine months of 2011 amounted to $2,964 and $8,510 thousand, respectively, compared with $2,702 and $9,854 thousand, respectively, in the third quarter and first nine months of 2011.

The decrease in Elron's share of net losses of associates in the first nine months of 2011 compared with the first nine months of 2010 resulted mainly from the disposition of certain associates during 2010, including Teledata and Impliant Inc. ("Impliant"), which had generated losses in this period, and from a change in the accounting method used to account for Notal Vision from the equity method to an investment accounted for as available for sale. This decrease was partially offset by a decrease in Given Imaging's income (see analysis of Given Imaging's results of operations below).

As most of the group companies have not yet generated significant revenues and invest considerable resources in research and development and in marketing activities, Elron has experienced, and expects to continue to experience, losses in respect of these companies.

Amortization of Intangible Assets

Amortization of intangible assets in the third quarter and first nine months of 2011 amounted to $85 and $256 thousand, respectively, compared with $383 and $1,101 thousand, respectively, in the third quarter and first nine months of 2010, and resulted from the amortization of technology attributed to Wavion. The decrease in the amortization amount resulted mainly from the decline in value of such technology in 2010 (see Note 3.C.2.C to the consolidated financial statements as of December 31, 2010), which led to a decrease in the quarterly amortization amount.

Financial Expenses

Financial expenses in the third quarter and first nine months of 2011 amounted to $3,623 and $3,529 thousand, respectively, and resulted mainly from translation differences accumulated on loans granted to Starling by Elron and RDC, from expenses incurred in respect of Starling's liability to the Office of the Chief Scientist, and from an increase in the market value of Starling's convertible debentures.

Financial expenses in the third quarter and first nine months of 2010 amounted to $1,312 and $3,060 thousand, respectively, and resulted mainly from interest expenses from loans granted to Elron, RDC and Wavion, and from an increase in the market value of Starling's convertible debentures.

Other Expenses (Income), net

Other expenses, net, in the third quarter and first nine months of 2011 amounted to $3,894 and $13,866 thousand, respectively, and resulted mainly from an impairment charge in respect of the Company's holding in Enablence in the amount of approximately $8,831 thousand (see also Note 4 to the interim consolidation financial statements as of September 30, 2011) which was recognized in the second quarter of 2011, from an impairment loss in respect of the Company's holding in BPT in the amount of approximately $1,800 thousand due to the decision of BPT's board of directors to cease its operations (approximately $400 thousand in the second quarter of 2011), and from expenses in respect of an inventory write-down recognized by Starling in the amount of approximately $3,400 thousand in the first nine months of 2011 (approximately $900 thousand in the first half of 2011) due to the decision of Starling's board of directors to cease its operations. Expenses were offset by an approximately $400 thousand gain resulting from the sale of a portion of Elron's holding in GigOptix shares in the first quarter of 2011 (see Note 4 to the interim consolidated financial statements as of September 30, 2011), and from an approximately $130 thousand gain resulting from the sale of Elron's holding in Elbit Vision Systems Ltd. ("EVS") in the second quarter of 2011.

Other expenses (income), net, in the third quarter and first nine months of 2010 amounted to $1,894 thousand income and $1,095 thousand expenses, respectively. Income in the third quarter of 2010 resulted mainly from a payment received by Elron in respect of the settlement agreement with OHE, as aforementioned. Expenses, net, in the first nine months of 2010 resulted mainly from an impairment charge in respect of the investment in Impliant which resulted from the decision of Impliant's Board of Directors to cease its operations (see Note 3.C.1.E to the consolidated financial statements as of December 31, 2010), and from impairment of intangible assets attributed to technology of Wavion (see Note 3.C.2.C to the consolidated financial statements as of December 31, 2010).

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for the Third Quarter and First Nine Months of 2011

Taxes on Income (Tax Benefit)

No taxes on income were recorded during the third quarter and first nine months of 2011.

Taxes on income (Tax benefit) in the third quarter and first nine months of 2010 amounted to a tax benefit of $37 thousand and taxes on income in the amount of $8,471 thousand, respectively. Taxes on income were incurred since RDC's gain from the sale of Medingo, as described above, exceeded RDC's carryforward losses. Therefore, the gain from such sale required RDC to remit taxes and record current and deferred tax expenses.

1.3.3. Analysis of the Results of Operations of the Company's Major Associates

Given Imaging (an approximately 27% direct and indirect holding through RDC) reported the following results of operations (according to IFRS):

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	Increase/ Decrease	For the three months ended September 30, 2011	For the three months ended September 30, 2010	Increase/ Decrease
	unaudited			unaudited
	$ thousands		%	$ thousands		%
Sales	129,471	112,889	14.68	44,729	38,658	15.70
Operating income	7,758	4,440	74.73	3,672	489	650
Net income attributable to shareholders	2,044	7,189	(71.56)	746	1,240	(39.84)

The increase in Given Imaging's sales in the third quarter of 2011 compared with the third quarter of 2010 resulted mainly from an increase in sales in the Americas, EMEA and APAC regions. The increase in sales in the first nine months of 2011 compared with the first nine months of 2010 resulted from the increase in sales in these regions and from the inclusion of the sales of Sierra Scientific Instruments which was acquired in April 2010. The increase in Given Imaging's operating income in the third quarter and first nine months of 2011 compared with the third quarter and first nine months of 2010 resulted primarily from an increase in income and in gross profit. The decrease in net income in the third quarter and first nine months of 2011 compared with the third quarter and first nine months of 2010 resulted from tax expenses recorded in the third quarter and first nine months of 2011, which was partially offset by an increase in operating income as aforementioned.

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for the Third Quarter and First Nine Months of 2011

1.4. Liquidity and Capital Resources

	September 30, 2011	December 31, 2010
	(unaudited)	(audited)
	$ thousands
Total assets in the consolidated statement of financial position	212,794	250,338
Investments in associates and available for sale assets (including assets classified as held for sale)	135,588	146,801
Other long-term receivables	4,130	28,218
Current assets (excluding assets classified as held for sale)	67,841	69,645
Intangible assets, net	3,543	3,595
Current liabilities	17,494	14,782
Long-term liabilities	10,850	16,063
Total liabilities	28,344	30,845
Equity including non-controlling interest	184,450	219,493

Elron's and RDC's primary cash flows (non-consolidated) *	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the three months ended September 30, 2011	For the three months ended September 30, 2010
	unaudited		unaudited
	$ thousands
Proceeds from disposal of non-current investments of Elron and RDC	1,715	114,072	100	2,644
Investments in Elron's and RDC's group companies **	29,499	29,723	7,323	5,258
Raising of RDC's debt ***	1,000	-	1,000	-
Repayment of Elron's and RDC's loans ***	-	70,640	-	43,979
Dividend distributed by RDC ****	-	14,997	-	14,997

* The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
** Excluding Elron's investment in RDC and the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
*** Including raising and repayment of RDC's shareholder loan to Rafael only.
**** Dividend distributed by RDC to Rafael only.

Consolidated cash and cash equivalents at September 30, 2011 were $33,942 thousand, compared with $56,539 thousand at December 31, 2010. Elron's and RDC's non-consolidated cash and cash equivalents at September 30, 2011 were $20,461 and $226 thousand, respectively, compared with $40,714 and $9,859 thousand, respectively at December 31, 2010.

In November 2011, subsequent to the reporting date, a binding agreement was signed with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30 million for a period of up to 18 months (the "Period"). The credit line is being obtained in order to diversify and ensure additional sources of financing towards continued investing in companies held by the Company and new companies and to finance its ongoing operations. During the Period, the Company will be entitled to draw down loans for periods of up to 3 years from the date of each respective drawdown, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, the Company will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, the Company will pledge shares directly held by it in Given Imaging in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then the Company shall either pledge additional Given Imaging shares in order to maintain a coverage ratio of 3.25, provide alternative collateral acceptable to the Bank, or repay a portion of the credit utilized in order to maintain the coverage ratio of 3.25.

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At September 30, 2011 RDC had a long-term loan in the amount of $2,000 thousand granted by Elron and Rafael in equal portions (see also Note 3.D to the interim consolidated financial statements as of September 30, 2011).

The main uses of cash in the third quarter and first nine months of 2011 were investments and loans to group companies in the amount of $6,105 and $23,729 thousand, respectively, granted by Elron, and in the amount of $1,218 and $5,770 thousand, respectively, granted by RDC. These amounts include the purchase of Pocared shares from another shareholder in consideration for approximately $896 thousand (see Note 3.F to the interim consolidated financial statements as of September 30, 2011), and the purchase of Elbit Systems Ltd.'s entire holding in Starling by Elron and RDC in consideration for approximately $128 and $147 thousand, respectively (see Note 3.A to the interim consolidated financial statements as of September 30, 2011).

The main uses of cash in the third quarter and first nine months of 2010 were investments and loans to group companies in the amount of $2,926 and $15,356 thousand, respectively, granted by Elron, and in the amount of $2,332 and $14,367 thousand, respectively, granted by RDC. In addition, cash was used in the second and third quarters of 2010 to prepay Elron's and RDC's bank loans in the amount of $30,000 and $10,000 thousand, respectively, to prepay Elron's debt to Discount Investment Corporation Ltd. ("DIC"), its controlling shareholder, in the amount of $17,479 thousand, and to prepay RDC's debt to its shareholders in the aggregate amount of approximately $32,000 thousand, including $19,000 thousand to Elron and $13,000 thousand to Rafael.

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Elron's and RDC's investments in group companies during the first nine months of 2011 and 2010 are set forth in the following table (see also Note 3 to the interim consolidated financial statements as of September 30, 2011 for additional details regarding the Company's and RDC's investments in group companies during the first nine months of 2011):

	Elron		RDC
	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
	unaudited
	$ thousands
Consolidated Companies *
Starling **	5,005	6,828	5,770	7,870
Kyma ***	4,000	1,000	-	-
Navitrio ****	1,500	-	-	-
Wavion	931	3,350	-	-
Medingo *****	-	461	-	4,207
Sync-Rx	-	-	-	1,020
Xsights	-	-	-	1,270
	11,436	11,639	5,770	14,367
Associates and Other Investments
BrainsGate	2,354	-	-	-
Pocared ******	6,851	1,400	-	-
NuLens	1,042	2,000	-	-
Whitewater	1,146	-	-	-
Safend	586	317	-	-
BPT	314	-	-	-
	12,293	3,717	-	-
Total investments	23,729	15,356	5,770	14,367

* These investments do not affect the cash included in the interim consolidated financial statements. Furthermore, Elron granted RDC a $1,000 thousand loan in the nine months of 2011, as aforementioned (in the first nine months of 2010 RDC was granted a $6,000 thousand loan).
** In 2011 – including the purchase of Starling shares from Elbit Systems Ltd. (see Section 1.2 above).
*** Kyma's results are consolidated in the Company's financial results since January 2011 due to the Company obtaining control over it. The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC.
**** Navitrio's results are consolidated in the Company's financial results since its establishment in May 2011.
***** Medingo was consolidated in the Company's financial results until the date of its sale in May 2010.
***** In 2011 – including the purchase of Pocared shares from a third party.

Subsequent to the reporting date and through November 9, 2011, investments amounted to approximately $4,763 thousand as detailed below:

	Elron	RDC
	unaudited
	$ thousands
Consolidated Companies *
Starling	2,090	2,410
Associates and Other Investments
Notal Vision	263	-
Total investments	2,353	2,410

* In addition, in October 2011, subsequent to the reporting date, Elron and Rafael granted RDC a loan in the amount of $4,500 thousand, in equal parts. See Note 3.D to the interim consolidated financial statements as of September 30, 2011.

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Main Group Companies' Cash Flows	Cash flows from operating activities		Cash		Note in interim consoli-dated financial statements as of September 30, 2011
	For the nine months ended	For the three months ended	As of December 31,	As of September 30,
	September 30, 2011		2010	2011
	Unaudited
	$ thousands
BrainsGate **	(4,866)	(1,670)	5,560	6,540	3.H
Given Imaging **	9,821	5,839	34,619	28,857	3.C.1.I of the annual report
NuLens	(3,322)	(1,001)	3,009	2,005	3.G
Starling	(6,629)	(1,454)	1,992	6,182	3.A
Pocared **	(4,027)	(1,801)	1,675	8,624	3.F

* See Item 4B – "Business Overview" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission for details on the criteria for classifying a group company as a main company.
** In accordance with U.S. GAAP.

Proceeds from the sale of Elron's and RDC's non-current investments during the first nine months of 2011 mainly include Elron's proceeds in the amount of $1,301 thousand from the sale of GigOptix shares in the first quarter of 2011, Elron's and RDC's proceeds in the amount of $43 and $110 thousand, respectively, received in the first nine months of 2011 in respect of the sale of Sela – Semiconductors Engineering Laboratories Ltd. which was completed in the third quarter of 2009, and Elron's proceeds in the amount of $261 thousand from the sale of its entire holding in EVS in the second quarter of 2011.

Proceeds from the sale of Elron's and RDC's non-current investments during the first nine months of 2010 mainly included Elron's and RDC's cash consideration received in the second quarter of 2010 from the sale of Medingo in the amount of approximately $13,686 and $93,514 thousand, respectively, Elron's and RDC's proceeds from adjustment to such consideration in the amount of approximately $200 and $1,500 thousand, respectively, in respect of such sale, and Elron's cash consideration received in the second quarter of 2010 in the amount of approximately $3,000 thousand from the sale of Teledata. In addition, in consideration of the sale of Medingo, Elron and RDC received amounts of approximately $2,700 and $19,300 thousand, respectively, which were deposited in escrow for a period of two years. These amounts are presented under "other long-term receivables" in the statement of financial position as of September 30, 2011.

Convertible debentures at September 30, 2011 amounted to $2,506 thousand compared with $3,385 thousand at December 31, 2010. The convertible debentures balance represents the minority portion of the convertible debentures issued by Starling. The decrease was due to the second payment out of four equal payments made in June 2011 in respect of the convertible debentures principal. In November 2011, subsequent to the reporting date, Starling fully prepaid all of the convertible debentures (see Section 1.2 above and Note 3.A to the interim consolidated financial statements as of September 30, 2011).

Shareholders' equity attributable to shareholders at September 30, 2011 was $164,411 thousand, representing approximately 77.26% of the total assets in the statement of financial position, compared with $195,921 thousand, representing approximately 78% of total assets in the statement of financial position at December 31, 2010. The decrease in shareholders' equity resulted mainly from the loss attributable to shareholders in the amount of $26,012 thousand in the first nine months of 2011 and from a decrease in capital reserves for assets classified as held for sale in the amount of $5,886 thousand, mainly due to the decrease in the fair value of the investment in Enablence shares held by the Company (see also Note 4 to the interim consolidated financial statements as of September 30, 2011). The decrease in the ratio of shareholders' equity attributable to shareholders to total assets mainly resulted from the decrease in shareholders' equity as described above.

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Consolidated working capital at September 30, 2011 (excluding available for sale financial assets presented as assets held for sale) amounted to $50,347 thousand, compared with $54,863 thousand at December 31, 2010. The decrease in working capital resulted mainly from the decrease in cash as described above and from a decrease in inventories resulting mainly from Starling's inventory write-down as aforementioned in Section 1.3.2 above. The decrease was partially offset by the reclassification of current maturities as current assets in respect of amounts received in the sale of Medingo that were deposited in long-term escrow, and in respect of the holding in Enablence convertible debentures (see also Note 3.M to the interim consolidated financial statements as of September 30, 2011).

Intangible assets as of September 30, 2011 amounted to $3,543 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,053 thousand and technology in the amount of $490 thousand resulting from the initial consolidation of Wavion in 2008 and Kyma in 2011. Intangible assets as of December 31, 2010 amounted to $3,595 thousand, and mainly included intangible assets attributed to the agreement with Rafael in the amount of $3,053 thousand and technology in the amount of $342 thousand resulting from the initial consolidation of Wavion. The increase in intangible assets resulted mainly from a $407 thousand increase resulting from the initial consolidation of Kyma which was partially offset by the periodic amortization of technology attributed to Wavion resulting from the initial consolidation of Wavion.

2. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material to Elron. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its group companies, and has not taken any action in the reporting period to hedge market risks resulting from operations of its group companies. During the reporting period, and during the period from September 30, 2011 until the date of approval of the financial statements, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for management of such risks, the officer responsible for their management and the means of supervision and implementation of the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2011, December 31, 2010 and September 30, 2010.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

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As of September 30, 2011 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	26,684	-	7,258	-	33,942
Restricted cash	82	30	-	-	-	112
Trade receivables	-	2,910	6	722	-	3,638
Other account receivables	63	221	-	938	300	1,522
Inventories	-	-	-	-	1,964	1,964
Assets held for sale	-	-	-	-	3,566	3,566
Investments in associates	-	-	-	-	112,749	112,749
Other investments (accounted as available for sale)	-	-	-	-	19,273	19,273
Property, plant and equipment, net					1,692	1,692
Intangible assets, net	-	-	-	-	3,543	3,543
Other long-term receivables	461	30,022	-	161	149	30,793

Total assets	606	59,867	6	9,079	143,236	212,794

Liabilities *
Trade payables	-	1,108	-	2,780	-	3,888
Other account payables	46	513	-	6,669	389	7,617
Loans from banks and others	-	4,162	-	-	-	4,162
Convertible debentures	2,506	-	-	-	-	2,506
Royalty bearing government grants	-	5,524	-	-	-	5,524
Employee benefits, net	-	-	-	-	57	57
Deferred taxes	-	-	-	-	4,538	4,538
Other long term liabilities	-	-	-	-	52	52

Total liabilities	2,552	11,307	-	9,449	5,036	28,344

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

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As of December 31, 2010 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item**	Total
Assets *
Cash and cash equivalents	-	51,205	-	5,334	-	56,539
Restricted cash	65	300	-	-	-	365
Trade receivables	-	2,842	-	219	-	3,061
Other account receivables	-	643	-	1,210	2,471	4,324
Inventories	-	-	-	-	5,356	5,356
Assets held for sale	-	-	-	-	17,211	17,211
Investments in associates	-	-	-	-	109,369	109,369
Other investments (accounted as available for sale)	-	-	-	-	20,221	20,221
Property, plant and equipment, net	-	-	-	-	2,079	2,079
Intangible assets, net	-	-	-	-	3,595	3,595
Other long-term receivables	-	27,997	-	221	-	28,218

Total assets	65	82,987	-	6,984	160,302	250,338

Liabilities *
Trade payables	-	494	14	3,348	-	3,856
Other account payables	128	489	-	5,482	1,931	8,030
Loans from banks and others	-	1,385	-	-	-	1,385
Convertible debentures	3,385	-	-	-	-	3,385
Royalty bearing government grants	-	9,156	-	-	-	9,156
Employee benefits, net	-	-	-	-	134	134
Deferred taxes	-	-	-	-	4,746	4,746
Other long term liabilities	-	-	-	-	153	153

Total liabilities	3,513	11,524	14	8,830	6,964	30,845

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

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As of September 30, 2010 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item **	Total
Assets *
Cash and cash equivalents	-	58,624	10	2,662	-	61,296
Restricted cash	-	-	-	63	-	63
Trade receivables	-	1,981	-	95	-	2,076
Other account receivables	-	173	-	1,515	2,712	4,400
Inventories	-	-	-	-	7,169	7,169
Investments in associates	-	-	-	-	110,440	110,440
Other investments (accounted as available for sale)	-	-	-	-	31,685	31,685
Property, plant and equipment, net	-	-	-	-	2,123	2,123
Intangible assets, net	-	-	-	-	5,169	5,169
Other long-term receivables	-	27,187	-	225	19	27,431

Total assets	-	87,965	10	4,560	159,317	251,852

Liabilities *
Trade payables	-	478	17	3,392	-	3,887
Other account payables	60	1,170	-	3,853	1,997	7,080
Loans from banks and others	-	763	-	-	-	763
Convertible debentures	3,309	-	-	-	-	3,309
Royalty bearing government grants	-	9,605	-	-	-	9,605
Employee benefits, net	-	-	-	-	126	126
Deferred taxes	-	-	-	-	4,892	4,892
Other long term liabilities	-	-	-	-	2,002	2,002

Total liabilities	3,369	12,016	17	7,245	9,017	31,664

* Non-current assets and liabilities in this table include the current maturities in respect thereof.
** Including items that are not financial items.

The Company and subsidiaries did not have material derivatives positions as of September 30, 2011, December 31, 2010 and September 30, 2010.

2.2. Financial Market Conditions

From early 2011, the global financial markets have experienced an increased level of uncertainty. At the beginning of the year, the global economy was affected by a severe blow to industrial manufacturing in Japan (due to the natural disaster) and by rising oil and commodity prices. The markets reacted with prices falling following the United States' disappointing financial figures, which manifested themselves in, among other things, weak private consumption, a negligible rise in the number of employees, and the downgrade of the United States' rating. At the same time, the disputes within Europe regarding the general handling of the Southern European sovereign debt, first in Greece and then in larger states (Italy and Spain), have led to continuous declines in the capital markets in recent months, in addition to an expectation for a renewed slowdown in global growth, including in emerging economies in general, and China in particular. A comprehensive plan declared in late October by Eurozone leaders to confront the debt crisis, which includes writing-off 50% of the Greek debt, increasing the EFSF to €1 trillion, and increasing European banks' capitalization rate, have led to an initial response of a sharp correction in the markets, whose stability is not guaranteed and has still to be tested.

17

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

The developments in the global markets and particularly in the Euro area and in the United States, which include securities and exchange rate fluctuations, as well as the local developments described above, have affected and may continue to affect the Company's and its group companies' results of operations, their liquidity, the value of their equity, the value and exit potential of their assets, their business (including the demand for their products), their financial covenants, their ability to distribute dividends, and also their ability to raise financing as required for their day-to-day and long-term operations, and the terms of such financing.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of September 30, 2011 in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of September 30, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	5,635	(186)	(87)	(43)	202	89	46

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(641)	(64)	(31)	64	31
Sensitivity to changes in share prices of available for sale investments (including instruments presented as held for sale)	22,839	2,284	1,142	(2,284)	(1,142)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(2,552)	(255)	(128)	255	128

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

As of December 31, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,293	(95)	(15)	(7)	99	14	7

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(1,803)	(180)	(90)	180	90
Sensitivity to changes in share prices of available for sale investments (including instruments presented as held for sale)	37,432	3,743	1,872	(3,743)	(1,872)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,514)	(351)	(176)	351	176

As of September 30, 2010

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	3,218	(108)	(19)	(11)	114	20	10

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	(791)	(79)	(40)	79	40
Sensitivity to changes in share prices of available for sale investments	31,685	3,169	1,584	(3,169)	(1,584)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(3,377)	(338)	(169)	338	169

3. Aspects of Corporate Governance

3.1. Approval of Outline for the Adoption of an Internal Enforcement Program

On November 9, 2011, the Company's Board of Directors approved an outline for an internal enforcement program to be adopted by the Company, and appointed Mr. Yaron Elad, CFO, and Mr. Paul Weinberg, Corporate Secretary, as the parties responsible for the Company's internal enforcement, and authorized them to carry out the necessary measures for adopting an internal enforcement program in the Company.

3.2. External Directors and Directors with Accounting and Financial Expertise

On October 12, 2011, with the completion of three years from the date of his appointment by the shareholders meeting of the Company, the tenure of Mr. Gad Arbel, an external director, deemed by the Board of Directors as a director with accounting and financial expertise, came to an end. Due to an error, a shareholders meeting was not convened in time to extend Mr. Arbel's tenure as aforesaid. On November 1, 2011, the Board of Directors of the Company met in order to convene a special general meeting, expected to take place on December 7, 2011, on the agenda of which is the approval of the appointment of Mr. Gad Arbel for a second term as an external director of the Company.

It is noted that in accordance with Section 239(d) of the Israel Companies Law, 1999, the Board of Directors has appointed, in accordance with the articles of association of the Company, Ms. Hadar Udler as a director who is not a "controlling person" or a relative of a "controlling person" of the Company.

3.3. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements.

As a result of the aforementioned regarding the tenure of the external director, Mr. Gad Arbel, who also served as the Chairman of the Audit Committee, on November 1, 2011, the Board of Directors appointed Prof. Arie Ovadia, an independent director, to serve on the Committee. Prof. Ovadia provided the appropriate declarations for his appointment. It was also resolved that the Committee shall appoint a chairman at each meeting. Mr. Avraham Asheri and Mr. Yaacov Goldman (external director) continue to serve on the Committee. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2010 filed on Form 20-F with the Securities and Exchange Commission.

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the approval of the board of directors' meeting, and reports thereto on any flaw or problem, if any, having arisen during the examination. The Company's auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the audit performed. In addition, the internal auditor attends the Committee's meetings.

The Committee examines, inter alia, through a detailed presentation by the officers and others at the Company, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any), the material estimates and critical assessments used in the financial statements, the valuations, including the assumptions and estimates underlying the same, on which data in the financial statements are based, the completeness and correctness of the disclosure in the financial statements, the reasonableness of the data, the accounting policy implemented and changes having occurred therein, implementation of the principle of due disclosure in the financial statements and related information, the internal controls associated with the financial reporting and the effectiveness thereof, and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approval of the Company's financial statements as of September 30, 2011, involved three meetings as follows: (1) a meeting of the Committee regarding the material accounting issues and the valuations performed in order to prepare the financial statements, (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussion and approval of the financial statements and periodical reports.

To the Committee meeting held on October 31, 2011, at which the Committee discussed the material accounting issues and examined the valuations used in the preparation of the financial statements, in addition to the Committee members, the following persons were invited and attended: Prof. Arie Ovadia (who was appointed as a Committee member on November 1, 2011), Mr. Gad Arbel, the Company's CFO – Yaron Elad, the Company's Controller – Nir Pinchas, and the Company's auditor. The Company's internal auditor was invited but did not attend. Mr. Yaacov Goldman (external director) was appointed as the meeting's chairman.

To the Committee meeting held on November 7, 2011, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the third quarter of 2011, in addition to the Committee members, the following persons were invited and attended: Mr. Gad Arbel, the Company's auditor, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Nir Pinchas – the Company's Controller, and other personnel in the Company. The Company's internal auditor was invited but did not attend. Mr. Yaacov Goldman (external director) was appointed as the meeting's chairman. During this meeting, the Committee examined, amongst other issues, the assessments made and evaluations performed in connection with the financial statements for the third quarter of 2011, the completeness and correctness of the disclosure in the financial statements for the third quarter of 2011, the accounting policy implemented and the accounting treatment applied to material issues of the Company, and the valuations, including the assumptions and estimates underlying the same, upon which the third quarter 2011 financial statements' data are based, through a detailed presentation of the abovementioned matters by officers and other position holders in the Company, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on November 7, 2011.

21

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

At the board of directors meeting held on November 9, 2011, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of September 30, 2011. The Committee's recommendations and a draft of the quarterly report were delivered in writing to the members of the board of directors 2 business days prior to the board of directors meeting, which period of time, the board of directors deemed to be reasonable, in view of the complexity and extent of the recommendations. The following board members attended the said board of directors meeting: Chairman of the board – Arie Mientkavich, Avraham Asheri, Yaacov Goldman, Gabi Barbash, Rona Dankner and Arie Ovadia.

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

Regarding the contingent consideration element from the sale of Medingo, see Note 3 to the interim consolidated financial statements as of September 30, 2011, and regarding the loss resulting from the impairment charge in respect of the Company's holding in Enablence shares recognized in the second quarter of 2011, see Note 4 to the interim consolidated financial statements as of September 30, 2011. With the exception of the aforementioned, as of the reporting date, no material changes have taken place with respect to the critical accounting estimates used in the preparation of the Company's financial statements.

_____________________________ Arie Mientkavich Chairman	_____________________________ Ari Bronshtein CEO

November 9, 2011, Tel Aviv

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Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

Appendix A
to the Board of Directors Report as of September 30, 2011

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of September 30, 2011, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.

The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

a. Sensitivity Tests of the Balances as of September 30, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables (including current maturities)	7,070	(240)	(109)	(54)	259	112	57
Loans from bank and others (including current maturities)	(1,435)	54	22	11	(57)	(23)	(11)
	5,635	(186)	(87)	(43)	202	89	46

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011
Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,556	156	78	(156)	(78)
Cash and cash equivalents	2,671	267	134	(267)	(134)
Non-current assets:
Long-term receivables	620	62	31	(62)	(31)
Current liabilities:
Trade payables and other account payables	(5,488)	(549)	(274)	549	274

	(641)	(64)	(31)	64	31

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	19,273	1,927	964	(1,927)	(964)
Assets classified as held for sale	3,566	357	178	(357)	(178)
	22,839	2,284	1,142	(2,284)	(1,142)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(2,552)	(255)	(128)	255	128

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

b. Sensitivity Tests of the Balances at December 31, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,828	(104)	(32)	(16)	109	32	16
Loans from banks and others (including current maturities)	(535)	9	17	9	(10)	(18)	(9)
	3,293	(95)	(15)	(7)	99	14	7

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,103	110	55	(110)	(55)
Cash and cash equivalents	3,788	379	189	(379)	(189)
Current liabilities:
Trade payables and other account payables	155	16	8	(16)	(8)
Non-current liabilities:
Loans from shareholders	(6,849)	(685)	(342)	685	342

	(1,803)	(180)	(90)	180	90

*Sensitivity tests of the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,221	2,022	1,011	(2,022)	(1,011)
Assets classified as held for sale	17,211	1,721	861	(1,721)	(861)
	37,432	3,743	1,872	(3,743)	(1,872)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

Sensitivity Test and changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,514)	(351)	(176)	351	176

c. Sensitivity Test of the Balances at September 30, 2010

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	3,742	(119)	(39)	(20)	125	40	20
Loans from banks and others (including current maturities)	(524)	11	20	9	(11)	(20)	(10)
	3,218	(108)	(19)	(11)	114	20	10

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	1,515	152	76	(152)	(76)
Cash and cash equivalents	2,032	203	102	(203)	(102)
Non-current assets:
Long-term receivables	157	16	8	(16)	(8)
Current liabilities:
Trade payables and other account payables	(4,495)	(450)	(225)	450	225

	(791)	(79)	(40)	79	40

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter and First Nine Months of 2011

Sensitivity test of changes in prices of other investments (accounted for as available for sale)

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	31,685	3,169	1,584	(3,169)	(1,584)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(3,377)	(338)	(169)	338	169

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2011 Unaudited

Elron Electronic Industries Ltd.

English Translation of Interim Consolidated Financial Statements as of September 30, 2011

Contents

Page

Auditors' Review Report	F - 2

Consolidated Statements of Financial Position	F - 3- F - 4

Consolidated Statements of Income	F - 5

Consolidated Statements of Comprehensive Income	F - 6

Consolidated Statements of Changes in Equity	F - 7- F - 11

Consolidated Statements of Cash Flows	F - 12 - F - 13

Notes to the Interim Consolidated Financial Statements	F - 14 - F - 43

Appendix to the Interim Consolidated Financial Statements - Details relating to investments in the interim consolidated financial statements as of September 30, 2011	F - 44

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of September 30, 2011 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain associate, the investment in which, at equity, amounted to approximately $48,588 thousand as of September 30, 2011, and the Group's share in its earnings amounted to approximately $494 thousand and $233 thousand for the nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 9, 2011	A Member of Ernst & Young Global

 Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	September 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Assets

Current assets
Cash and cash equivalents	33,942	61,296	56,539
Restricted cash	112	63	365
Trade receivables	3,638	2,076	3,061
Other accounts receivables	28,185	4,400	4,324
Inventories	1,964	7,169	5,356

	67,841	75,004	69,645

Assets held for sale	3,566	-	17,211

Non-current assets
Investments in associates	112,749	110,440	109,369
Other investments (accounted as available for sale)	19,273	31,685	20,221
Other long-term receivables	4,130	27,431	28,218
Property, plant and equipment, net	1,692	2,123	2,079
Intangible assets, net	3,543	5,169	3,595

	141,387	176,848	163,482

	212,794	251,852	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Financial Position

	September 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands

Liabilities and equity

Current liabilities
Short term credit and loans from banks and others	2,791	175	850
Trade payables	3,888	3,887	3,856
Other accounts payables	8,309	7,626	8,801
Current maturities of convertible debentures	2,506	1,227	1,275

	17,494	12,915	14,782

Long-term liabilities
Long-term loans from banks and others	1,371	588	535
Convertible debentures	-	2,082	2,110
Royalty bearing government grants	4,832	9,059	8,385
Employee benefits	57	126	134
Other long term liabilities	52	2,002	153
Deferred tax liabilities	4,538	4,892	4,746

	10,850	18,749	16,063

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	9,243	14,818	14,855
Accumulated deficit	(44,783)	(18,677)	(18,885)

	164,411	196,092	195,921

Non-controlling interests	20,039	24,096	23,572

Total equity	184,450	220,188	219,493

	212,794	251,852	250,338

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 9, 2011

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	11,628	5,231	3,365	1,858	9,608
Gain from disposal of investee companies and changes in holdings, net	14,338	157,618	11,927	1,047	160,010
Financial income	1,219	1,543	525	2,221	2,739
	27,185	164,392	15,817	5,126	172,357

Expenses
Cost of sales	4,108	2,193	1,413	691	3,948
Research and development expenses, net	15,664	14,609	6,595	3,944	18,209
Selling and marketing expenses	4,821	5,191	1,463	1,191	6,551
General and administrative expenses	7,124	10,062	2,527	2,187	13,577
Equity in losses of associates, net	8,510	9,854	2,964	2,702	10,863
Amortization of intangible assets	256	1,101	85	383	1,484
Financial expenses	3,529	3,060	3,623	1,312	3,031
Other expenses (income), net	13,866	1,095	3,894	(1,894)	3,136

	57,878	47,165	22,564	10,516	60,799

Income (loss) before taxes on income	(30,693)	117,227	(6,747)	(5,390)	111,558
Taxes on income (Tax benefit)	-	8,471	-	(37)	6,112

Net income (loss)	30,693	108,756	(6,747)	(5,353)	105,446

Attributable to:
The Company's shareholders	(26,012)	63,710	(5,252)	(4,476)	60,678
Non-controlling interests	(4,681)	45,046	(1,495)	(877)	44,768

	(30,693)	108,756	(6,747)	(5,353)	105,446

Net income (loss) per share attributable to the Company's shareholders (in $)

Basic net income (loss)	(0.92)	2.10	(0.19)	(0.17)	1.98

Diluted net income (loss)	(0.92)	2.10	(0.19)	(0.17)	1.98

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands

Net income (loss)	(30,693)	108,756	(6,747)	(5,353)	105,446

Other comprehensive income (loss) (after tax):

Gain (loss) from available for sale financial assets	(6,437)	6,069	(1,776)	3,977	9,585
Net change in fair value of available-for-sale financial assets classified to the statement of income	782	-	-	-	-
Foreign currency translation differences of foreign operations	1,987	(492)	3,187	(839)	(1,269)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	(1,200)	-	(1,200)	-	-
Actuarial loss on defined benefit plan	-	-	-	-	(57)
Group's share of other comprehensive loss of companies accounted for under the equity method	(268)	(74)	(235)	(5)	(204)

Total other comprehensive income (loss)	(5,136)	5,503	(24)	3,133	8,055

Total comprehensive income (loss)	(35,829)	114,259	(6,771)	(2,220)	113,501

Attributable to:
The Company's shareholders	(31,625)	69,351	(6,057)	(1,118)	69,100
Non-controlling interests	(4,204)	44,908	(714)	(1,102)	44,401

	(35,829)	114,259	(6,771)	(2,220)	113,501

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
								Capital
			Capital		Capital		Capital	reserve for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Unaudited
	$ thousands

Balance at January 1, 2011 (Audited)	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493

Total comprehensive income (loss)	-	-	-	-	(2,036)	273	-	(3,850)	-	(26,012)	(31,625)	(4,204)	(35,829)
Share-based payments in respect of awards issued by subsidiaries (*)	-	-	-	-	-	-	115	-	-	-	115	292	407
Expiration of share based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(114)	-	-	-	-	-	114	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary (see Note 3.C)	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests arising from initially consolidated subsidiary (see Note 3.E)	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at September 30, 2011	9,573	190,378	351	36	8,257	45	195	359	1,175	(45,958)	164,411	20,039	184,450

(*)           including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital		Capital
			reserve		reserve
			for	Revaluation	for	Capital
			transactions	reserve from	available	reserve	Accumulated
			with	consolidation	for sale	from	deficit from			Non
	Issued	Share	controlling	of	financial	translation	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	payments	deficit	Total	interest	equity
	Unaudited
	$ thousands

Balance at January 1, 2010 (Audited)	9,573	190,328	217	4,127	5,000	723	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	6,006	(365)	-	63,710	69,351	44,908	114,259
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	976	976
Share based payment	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares	-	50	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(1,024)	-	-	-	1,024	-	-	-
Increase in the non-controlling interests due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-	-	134	-	-	-	-	-	134	-	134
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at September 30, 2010	9,573	190,378	351	3,103	11,006	358	1,194	(19,871)	196,092	24,096	220,188

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
								Capital
			Capital		Capital		Capital	reserve for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Unaudited
	$ thousands

Balance at July 1, 2011	9,573	190,378	351	74	10,590	(1,128)	184	4	1,175	(40,744)	170,457	20,554	191,011

Total comprehensive income (loss)	-	-	-	-	(2,333)	1,173	-	355	-	(5,252)	(6,057)	(714)	(6,771)
Share-based payments in respect of awards issued by subsidiaries (*)	-	-	-	-	-	-	11	-	-	-	11	199	210
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-

Balance at September 30, 2011	9,573	190,378	351	36	8,257	45	195	359	1,175	(45,958)	164,411	20,039	184,450

(*)           Including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company’s shareholders
			Capital		Capital
			reserves		reserves
			in		in
			respect		respect
			of	Revaluation	of	Capital
			transactions	reserve from	available	reserves	Accumulated
			with	consolidation	for sale	from	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	payments	deficit	Total	interest	equity
	Unaudited
	$ thousands

Balance at July 1, 2010	9,573	190,328	217	3,271	7,033	973	1,268	(15,637)	197,026	40,403	237,429

Total comprehensive income (loss)	-	-	-	-	3,973	(615)	-	(4,476)	(1,118)	(1,102)	(2,220)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	47	47
Exercise of options into shares	-	50	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(168)	-	-	-	168	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-	-	134	-	-	-	-	-	134	-	134

Balance at September 30, 2010	9,573	190,378	351	3,103	11,006	358	1,194	(19,871)	196,092	24,096	220,188

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
								Capital
			Capital		Capital		Capital	reserve for
			reserve		reserve		reserve	available
			for	Revaluation	for	Capital	from	for sale
			transactions	reserve from	available	reserve	transactions	financial	Accumulated
			with	consolidation	for sale	from	with non-	assets	deficit from			Non-
	Issued	Share	controlling	of	financial	translation	controlling	held for	share based	Accumulated		controlling	Total
	capital	premium	interest	subsidiaries	assets	differences	interests	sale	payments	deficit	Total	interests	equity
	Audited
	$ thousands

Balance at January 1, 2010	9,573	190,328	217	4,127	5,000	723	-	-	1,180	(84,679)	126,469	(4,376)	122,093

Total comprehensive income (loss)	-	-	-	-	9,502	(951)	-	-	-	60,549	69,100	44,401	113,501
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	1,039	1,039
Expiration of share based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	80	-	-	-	80	(80)	-
Share based payments	-	-	-	-	-	-	-	-	88	-	88	-	88
Exercise of options into shares	-	50	-	-	-	-	-	-	(74)	74	50	-	50
Purchase of options from non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(255)	(255)
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(3,977)	-	-	-	-	-	3,977	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	641	641
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(14,997)	(14,997)
Capital reserve from transaction with controlling interests	-	-	134	-	-	-	-	-	-	-	134	-	134
Classification of non-current assets as held for sale	-	-	-	-	(4,209)	-	-	4,209	-	-	-	-	-
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(2,801)	(2,801)

Balance at December 31, 2010	9,573	190,378	351	150	10,293	(228)	80	4,209	1,194	(20,079)	195,921	23,572	219,493
The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows

					For the
	Nine months ended September 30		Three months ended September 30		year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	(30,693)	108,756	(6,747)	(5,353)	105,446

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:
Depreciation and amortization	1,054	1,846	468	612	2,412
Financial expenses (income), net	(173)	2,089	(112)	967	1,777
Stock based compensation and changes in liability in respect of call options	371	1,067	210	44	1,131
Accrued interest on loans from shareholders	-	742	-	751	742
Gain from sale of investments in available for sale financial assets	(543)	(28)	-	-	(28)
Loss (gain) from sale of property and equipment	(3)	55	3	58	66
Loss from impairment of investments	10,602	1,780	1,378	-	1,780
Loss from impairment of intangible assets	-	1,230	-	-	2,421
Loss from write down of inventory	3,370	-	2,512	-	-
Change in fair value of convertible debentures	638	1,194	124	249	1,331
Gain from disposal of investee companies and changes in holdings, net	(14,338)	(157,618)	(11,927)	(1,047)	(160,010)
Equity in losses of associates, net	8,510	9,854	2,964	2,702	10,863
Taxes on income (Tax benefit)	-	8,471	-	(37)	6,112
Other	268	(2,296)	268	(1,373)	(2,637)
	9,756	(131,614)	(4,112)	2,926	(134,040)

Changes in Assets and Liabilities:
Decrease (Increase) in trade receivables	(577)	8	119	(641)	(977)
Decrease (Increase) in other accounts receivables	2,589	(1,062)	1,911	645	(591)
Increase in inventories	(945)	(3,410)	(429)	(1,464)	(2,501)
Increase (Decrease) in liabilities in respect of government grants	(82)	(150)	243	(135)	(1,282)
Increase in trade payables	51	442	1,108	372	371
Increase (Decrease) in other accounts payables	(556)	(458)	(1,355)	(2,591)	651
	480	(4,630)	1,597	(3,814)	(4,329)

Cash paid and received during the period for:
Taxes received	-	-	-	-	770
Taxes paid	-	(1,734)	-	(1,734)	(1,734)
Interest paid	(371)	(2,708)	(46)	(1,328)	(2,708)
Interest received	544	619	158	361	931
	173	(3,823)	112	(2,701)	(2,741)

Net cash used in operating activities	(20,284)	(31,311)	(9,150)	(8,942)	(35,664)

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.
Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(857)	(1,131)	(365)	(351)	(1,267)
Investment in associates and other companies	(12,296)	(4,717)	(5,048)	(1,161)	(5,155)
Purchase of intangible assets	(9)	(208)	-	(12)	(216)
Proceeds from sale of property and equipment	26	72	15	8	78
Proceeds from sale of investments in subsidiaries net of cash disposed of in their deconsolidation	-	107,395	-	433	107,395
Proceeds from sale of Starling's operation (see also Note 3.A)	8,201	-	8,201	-	-
Proceeds from sale of investment in associates and other companies	153	4,951	100	1,014	5,062
Proceeds from sale of investment in available for sale financial assets	1,562	157	-	-	157
Acquisition of initially consolidated subsidiary less cash acquired (see also Note 3.E)	668	-	-	-	-
Investments in deposits	(26)	-	-	-	(285)
Proceeds from long term deposits	316	-	316	-	-

Net cash provided by (used in) investment activities	(2,262)	106,519	3,219	(69)	105,769

Cash flows from financing activities
Receipt of government grants	1,439	986	1,051	604	1,499
Repayment of government grants	(4,943)	(312)	(4,724)	(116)	(314)
Proceeds from exercise of options	-	50	-	50	50
Investment of non-controlling interests in subsidiaries	469	641	-	-	641
Award paid to CEO by controlling interests	-	-	-	-	134
Dividend paid to non-controlling interest	-	(14,997)	-	(14,997)	(14,997)
Purchase of options from non-controlling interests	-	(255)	-	(255)	(255)
Repayment of long-term loans from shareholders	-	(16,279)	-	(16,279)	(16,279)
Receipt of long-term loans from banks and others	1,000	6,750	-	750	6,750
Repayment of other long-term loans and liabilities	(175)	(52,500)	(75)	(26,500)	(52,500)
Repayment of convertible debentures	(1,356)	(1,150)	-	-	(1,150)
Short-term credit from banks and others, net	1,890	(865)	836	(143)	(264)

Net cash used in financing activities	(1,676)	(77,931)	(2,912)	(56,886)	(76,685)

Exchange rate differences in respect of cash and cash equivalents	1,625	(728)	3,066	(1,496)	(1,628)

Decrease in cash and cash equivalents	(22,597)	(3,451)	(5,777)	(67,393)	(8,208)

Cash and cash equivalents at the beginning of the period	56,539	64,747	39,719	128,689	64,747

Cash and cash equivalents at the end of the period	33,942	61,296	33,942	61,296	56,539

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange, its main trade market, and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds approximately 50.46% of the Company as of September 30, 2011.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of DIC is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between them regarding their shares in IDB Holding Corporation Ltd. The ultimate parent company of IDB Holding Corporation Ltd. is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

The accompanying consolidated financial statements have been prepared as of September 30, 2011, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), in a condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2010 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A.	Basis of presentation (Cont.)

The significant accounting policies, estimates and calculation methods followed in the preparation of the interim consolidated financial statements are consistent with those applied in preparation of the annual consolidated financial statements, with the exception of the following:

1.	IFRS 7 - Financial Instruments: Disclosure

The amendment to IFRS 7 clarifies the Standard's disclosure requirements, mainly in regard to the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also reduces the volume of disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment is adopted commencing on January 1, 2011.

The necessary disclosures will be included in the Company's annual financial statements once applicable.

2.	IAS 24 - Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of the relationship with a related party and to avoid inconsistent adoption of this definition. In addition, government related companies are awarded partial alleviations by the amendment in providing disclosure for transactions with the government and other government related companies. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

3.	IAS 32 - Financial Instruments: Presentation - Classification of Rights Issues

The amendment to IAS 32 determines that rights, options or warrants to acquire a fixed number of the Company's equity instruments, for a fixed amount of any currency, are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment is adopted retrospectively commencing on January 1, 2011.

The amendment did not have a material effect on the Company's interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

A.	Basis of presentation (Cont.)

4.	IAS 34 - Interim Financial Reporting

The Company is applying the amendment to IAS 34, Interim Financial Reporting ("the Amendment"), since January 1, 2011. Pursuant to the Amendment, new disclosure requirements were introduced to interim financial reporting regarding the circumstances that are likely to affect the fair value of financial instruments and their classification, the transfers of financial instruments between different fair value levels and changes in the classification of financial assets. In addition, the materiality threshold, which was included in the minimal disclosure requirements prior to the Amendment, was cancelled.

The Amendment did not have a material effect on the Company's interim consolidated financial statements.

B.	Disclosure of new IFRS standards in the period prior to their adoption

1.	IFRS 9 - Financial Instruments

a.
In November 2009, the IASB issued the first part of Phase I of IFRS 9, "Financial Instruments", as part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

IFRS 9 - Financial Instruments (Cont.)

If the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. However, when an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be done with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

b.
In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss (designated at fair value through profit or loss). Namely the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the possibility of early adoption of the first part of Phase I of IFRS 9 (the asset stage) and its adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

A suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and other issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates. The Company is evaluating the standard's adoption's expected effects on the financial statements.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10 Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it, (this model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) there is a link between the investor's power and the return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued – IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

A suite of new accounting standards regarding consolidation of financial statements and other issues (Cont.)

2.
IFRS 11 Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R, Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12 Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Disclosure of new IFRS standards in the period prior to their adoption (Cont.)

IFRS 13 Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 Share-Based Payment and leasing transactions within the scope of IAS 17 Leases.  IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, in accordance with IAS 2 Inventories, and the measurement of value in use, in accordance with IAS 36 Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company is evaluating the standard adoption's expected effects on the financial statements.

IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income ("the amendment")

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Income and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The Company is evaluating the amendment adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling"), is a subsidiary which prior to the sale of its operation in the field of non-military satellite communication systems (see below), provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles.

As of the reporting date Elron directly holds approximately 39% of Starling's outstanding shares, and an additional approximately 45% indirectly through its consolidated subsidiary RDC – Rafael Development Corporation Ltd. ("RDC").

In January 2011, Elron and RDC signed a loan agreement to provide Starling with a loan in the aggregate amount of up to $1,500. Elron's share in this amount was approximately $700. The amount was advanced to Starling during February 2011.

In April 2011, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $7,000. Elron's share in this amount was approximately $3,300. The amount was advanced to Starling by Elron and RDC during the second quarter.

In July 2011, Elron and RDC signed an additional loan agreement to provide Starling with a loan in the aggregate amount of up to $2,000. Elron's share in this amount was approximately $930. The amount was advanced to Starling by Elron and RDC during July and August 2011.

In September 2011, an agreement for the sale of Starling's assets was completed and came into force according to which Starling sold its entire operation in the field of non-military satellite communication systems (as defined in the agreement), including, inter alia, intellectual property assets, tangible assets (including inventory and equipment), rights and undertakings pursuant to certain agreements, to an international company in the communications market, for a total consideration proceeds of approximately $13,100 (the "Transaction"). The first installment of approximately $8,600 was paid on the closing date. According to the agreement, the remaining of the said consideration shall be paid in three installments on the sixth, seventh and eight anniversaries of the Transaction closing or, at Starling's discretion, in one installment of approximately $3,400 42 months after the Transaction closing. Accordingly, Starling elected to receive the remaining proceeds 42 months after the Transaction closing. Simultaneously with the Transaction closing and as a condition thereto, an amount of approximately $4,400 out of the total purchase consideration was paid directly by the purchaser to the Chief Scientist at Israel's Ministry of Industry, Trade and Labor, for a full repayment of Starling's debt to the Chief Scientist.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period (Cont.)

A.	Starling (cont.)

As part of the terms of the asset sale agreement, the Company and RDC, Starling's main shareholders, undertook, severally, to guarantee to the purchaser, Starling's intellectual property representations and certain additional undertakings, including non-competition, in an aggregate amount not to exceed $2,700 for the duration of the periods set forth for Starling's undertakings on these matters.

Upon the Transaction closing, Starling commenced an organized procedure to cease its remaining operation, following the decision of Starling board of directors on August 25, 2011, to cease Starling's operation. Accordingly, Starling recognized a provision in respect of an inventory write-down in the amount of approximately $3,400 (in the first half of 2011, in the amount of approximately $900), which was charged to other expenses, net, in the statement of income, as Starling had not yet recognized sales income. In addition, Starling recognized expenses in respect of provisions for repairs and the termination of agreements with customers and suppliers in the amount of approximately $1,000 (in the first half of 2011, in the amount of approximately $700), which were charged to research and development, net, in the statement of income. Starling's management is of the opinion that the provisions recorded in Starling's financial statements, are sufficient to cover any potential exposures that may rise as a result of the termination of agreements with customers. These provisions are included in the interim consolidated financial statements as of September 30, 2011.

As part of the Transaction, several ancillary agreements were completed, including an agreement to terminate Starling's collaboration with EMS Technologies, Inc. ("EMS"), according to which Starling received additional payment in the sum of approximately $1,400, for which the parties agreed to mutually waive all claims and demands relating to agreements between Starling and EMS, and an agreement to cancel the commercial engagement between Starling and Elbit Systems Land & ICT Ltd. ("Elbit Land"), whereby Starling refunded Elbit Land the advance it paid Starling in the sum of approximately $300,  and paid Elbit Land an aggregate sum of approximately $400 for expenses Elbit Land incurred in respect of the project until its cancellation.

Furthermore,  part of the Transaction closing, and the conditions precedent for its execution, two agreements of  know-how transfer and license between Starling and Elbit Systems Ltd. ("Elbit Systems"), a related party of Starling, and between Starling, RDC and Rafael Advanced Defense Systems Ltd. ("Rafael"), were amended in order to enable Starling to transfer the areas of business defined in these licenses to the purchaser upon the Transaction closing, in accordance with the terms of the asset sale agreement.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period (Cont.)

A.	Starling (cont.)

In addition, simultaneous to the Transaction closing, the Company and RDC completed the purchase of Elbit Systems' entire holding in Starling (approximately 16% of the outstanding shares), pro rata between them, in consideration of an aggregate sum of approximately $128 and approximately $147, respectively. Following the purchase, the Company's holding (including indirectly through RDC) in Starling increased from approximately 67% to approximately 83% (its direct holding increased from approximately 31% to approximately 39%, and RDC's direct holding increased from approximately 36% to approximately 44%).

The impact on the assets and liabilities, capital reserves from translation differences in the consolidated statements of financial  position  as of the Transaction date was as follows:

Carrying amount as of Transaction date
$ thousands

Other accounts receivables	64
Inventories	1,147
Property, plant and equipment, net	548
Intangible assets	82
Other long-term receivables	77
1918

Capital reserves from translation differences	1,200
1,200

Decrease in net assets, as a result of the Transaction	718
Sale consideration (1)	10,313

Total consolidated gain from sale of the operation before tax	9,595

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period (Cont.)

A.	Starling (cont.)

(1) Sale Consideration

$ thousands

Cash received	8,663
Consideration to be received 42 months after the Transaction closing (included in other long-term receivables)	2,566
Less transaction costs (*)	(916)

10,313

(*) Includes an amount of $454 yet to be paid.

Aggregate cash flows received by the Group as a result of the sale:

Cash received less transaction costs paid in cash	8,201
Less: full repayment of Starling's debt to the Chief Scientist Officer, paid to the Chief Sentient Officer directly by the purchaser	(4,435)

Net cash	3,766

As a result of the Transaction, during the third quarter of 2011, Elron recognized a net gain (attributable to the Company's shareholders) in the amount of approximately $7,351 (a consolidated net gain of approximately $9,595 was recorded under line item gain from disposal of investee companies and changes in holdings net in the statement of income). This gain was offset by an inventory write-down loss and expenses in respect of provisions for repairs and the termination of agreements with customers and suppliers following the decision of Starling's board of directors to cease Starling's operation, as aforementioned, so that the Transaction's impact on the net gain (attributable to the Company's shareholders) amounted to approximately $4,700.

In order to enable Starling to execute the Transaction and to fully and timely settle all of its commitments, including its commitments to the holders of its Series A debentures (the "Debentures"), on the closing date of the Transaction, the Company and RDC made available to Starling a credit facility in an aggregate amount of $11,000 on the terms determined by the parties. In addition, the repayment and interest terms of existing loans were amended. As of the Transaction closing date, these included 7 different loan agreements amounting to a total of $35,000 (principal and accumulated interest), which have been consolidated under a single loan agreement (the "Loan Consolidation Agreement"), which determines, inter alia, that the loan balance will be repaid only when Starling achieves a cash balance of at least $50,000, and in any event not prior to May 28, 2013, which is the latest repayment date according to the terms of the current loans. As part of the Loan Consolidation Agreement, the interest rate (as compared with the existing loan agreements) was decreased, and the debt balance shall bear interest at a rate identical to that of US government bonds, with the same principal repayment and interest terms.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period (Cont.)

A.	Starling (cont.)

In November 2011, subsequent to the reporting date, Elron and RDC advanced to Starling $4,500 out of the credit facility as aforementioned. Elron's share in this amount was approximately $2,100.

In June 2011, Starling made its second payment in respect of the Debentures principal in the amount of approximately $3,600. Elron's and RDC's share in the principal and interest payment was approximately $1,700 and approximately $960, respectively.

On September 23 2011, the Debenture holders approved the full prepayment of the Debentures, such that Starling will pay each holder of par value NIS 1 of the Debentures an amount equal to the par value of the Debenture as of the prepayment date (that is, principal, accrued interest and linkage up to the prepayment date). As a result, the Debentures are presented under current liabilities in the statement of financial position.

As of the reporting date, Elron and RDC held 8,466,725 and 4,760,064 Debentures, respectively, out of a total of 21,182,000 Debentures. The Debentures held by Elron and RDC represent approximately 62.4% of the outstanding par value as of September 30, 2011.

In November 2011, subsequent to the reporting date, Starling fully prepaid the Debentures (in the amount of approximately $6,900). Elron's and RDC's share in the prepayment was approximately $2,750 and approximately $1,550, respectively. It should be noted that the Debentures held by the Company and RDC, and Debentures held by the Clal Finance Ltd. Group, a company controlled by indirect controlling shareholders of the Company, were prepaid according to the same terms as those which applied to the rest of the Debenture holders.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

B.	Medingo

As mentioned in Note 3.C.2.B to the annual consolidated financial statements, in May 2010, the sale of Medingo Ltd. ("Medingo") to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the immediate consideration received in the transaction, the sellers, including Elron and RDC, may gradually receive a consideration of up to $40,000, conditional upon Medingo achieving, gradually, over a certain period, certain operational milestones, including , inter alia, the establishment of a production line with certain operational characteristics ("Contingent Consideration"). As explained in the said note, the net gain recorded in respect of the sale did not include recognition of the Contingent Consideration element, mainly because in management's estimation, the fair value of this element could not be reliably estimated. As indicated in the said note, the Company examines and shall examine at every financial reporting date whether there is any change in the circumstances or in the information to which it has access, which would enable it to reliably measure the fair value of the Contingent Consideration element.

Pursuant to the sale agreement, on March 31, 2011, the Company received a report from the Acquirer according to which, at that stage:

1.
There are certain operational risks, outlined in the said report from the Acquirer, which may lead to delays or prevent the achievement of the milestones, including inter alia, due to the unsuitability of the required operational characteristics.

2.	It can reasonably be assumed that Medingo is expected to achieve some of the said operational milestones. However, there are operational risks as detailed in paragraph 1 above.

3.	It is not possible to provide information as to the possibility of the fourth milestone being achieved.

On September 30, 2011, the Company received an additional report from the Acquirer according to which no material changes had occurred since the aforementioned report (similar to the report received on June 30, 2011).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Event during the Reporting Period (Cont.)

B.	Medingo (Cont.)

The Company considered the aforementioned information and the combination of circumstances following the said reports from the Acquirer, and in management's estimation, at this stage, it is unable to estimate and to substantiate reliable probabilities of achieving the relevant milestones. Since Medingo's achievement of the abovementioned operational milestones is not under the control of the Company, but rather under the control of the Acquirer, the Company has no access, at this stage, to sufficient information to enable the substantiation of the range of reasonable fair value estimates. Therefore, as of the reporting date, it is still not possible to reliably estimate the fair value of this element, and a gain has not yet been recognized in respect of the Contingent Consideration. Furthermore, there is no certainty that such gain will be recorded in the future.

The achievement of the portion of the milestones in respect of which certain information was received will entitle Elron to an additional consideration of up to $2,600, and will entitle RDC to an additional consideration of up to $25,300, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $12,000 (a consolidated net gain of up to approximately $21,500) may be recorded at later stages in respect of these milestones.

The achievement of the last milestone in respect of which no information was received will entitle Elron to an additional consideration of up to $400, and will entitle RDC to an additional consideration of up to $4,100, out of the total Contingent Consideration. A net gain (attributable to the Company's shareholders) in the aggregate amount of up to approximately $2,000 (a consolidated net gain of up to approximately $3,000) may be recorded at later stages in respect of this milestone.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

C.	Wavion

Wavion Inc. ("Wavion"), provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Wavion is a subsidiary in which Elron directly holds approximately 67% of its outstanding shares.

In March 2011, Elron together with another shareholder of Wavion, invested an aggregate amount of $1,400 in Wavion, of which Elron's share was approximately $900. The investment did not result in any material change to Elron's holdings of Wavion's outstanding shares.

In November 2011, subsequent to the reporting date, an agreement to sell all of the shares of Wavion to Alvarion Ltd. a NASDAQ-traded company ("Alvarion") was signed ("The Transaction"), including, among others, the following terms: (i) The Transaction will be executed by way of merger, upon completion of which Wavion will be sold to Alvarion in consideration of aggregate proceeds of $26,500, subject to certain adjustments, of which $3,000 will be deposited in escrow for a period of 15 months (mainly to cover potential indemnities in connection with breaches on Wavion's part, if any, of the Transaction agreement, that in such case may become payable by the recipients of the Transaction proceeds), and in consideration of additional proceeds of up to $3,750, contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration"); (ii) During the interim period between the signing of the definitive agreement and the Transaction closing, certain activities of Wavion will require the consent of or coordination with Alvarion, as is customary in transactions of this type; (iii) Alvarion will be entitled to certain indemnities in connection with the Transaction, as is customary in transactions of this type, from the recipients of the Transaction proceeds (without joint liability among them) in amounts not exceeding in the aggregate the Transaction proceeds, except in the case of fraud or willful misconduct; (iv) The Transaction's completion is subject to certain closing conditions, including approval of the Transaction by Wavion's shareholders and consents of certain third parties to the Transaction, and certain of Wavion's key employees entering into revised employment agreements with Wavion, within 45 days of the signing of the Transaction agreement.

In the event of completion of the Transaction: Elron expects to receive aggregate proceeds currently estimated at approximately $18,000 (including up to $3,000 in respect of the Contingent Consideration, if paid). Approximately $2,000 of the aforesaid amount is Elron's share of the amount to be deposited in escrow. Accordingly,Elron is expected to record a net gain that is currently estimated to be between $17,000 and $20,000. The net gain exceeding $17,000 may be recorded in later stages taking into consideration certain future events which may affect the entitlement of the selling shareholders to receive the Contingent Consideration. There is no certainty as to the Transaction's closing or the timing thereof.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

D.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Technology Holdings Ltd. ("DEP"), a subsidiary fully owned by Elron.

RDC establishes and develops projects and companies that commercially exploit technologies which were developed by Rafael for military uses.

In May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is approximately $5,000. A payment in respect of the loan in the amount of approximately $2,000 was advanced to RDC immediately, of which Elron's share was approximately $1,000.

Subsequent to the reporting date, in October 2011,  an additional amount of approximately $4,500 in respect of this loan, was advanced to RDC of which Elron's share was approximately $2,250.

E.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients.

In September 2010, Elron and Kyma signed an investment agreement according to which Elron invested $1,000 in Kyma in consideration for 65,738 Preferred B shares. Following this transaction, Elron held approximately 27% of Kyma's outstanding shares, and accordingly, Kyma was accounted for under the equity method of accounting. Pursuant to the said investment agreement, Elron had the right, as of January 1, 2011, to invest an additional $4,000 in consideration for 262,953 Preferred B shares which would entitle Elron, among other things, to an additional approximately 38% of Kyma's outstanding shares.

In January 2011, Elron exercised this right, and invested an additional $4,000 in Kyma. Following this investment, Elron's holding in Kyma's outstanding shares increased to approximately 65%. Following this investment, Kyma became a consolidated company and the Company recognized a gain in the amount of $407 as a result of a revaluation of the fair value of Kyma's shares held by the Company prior to obtaining control (a fair value of $1,000 less the carrying amount of the prior holding in the amount of $603). This gain was recorded under line item gain from disposal of investee companies and changes in holdings, net, in the Statement of Income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events During the Reporting Period (Cont.)

E.
Kyma (Cont.)

The impact on the assets and liabilities in the consolidated statement of financial position in Elron's financial statements as of the date of initial consolidation of Kyma's financial statements was as follows:

	Carrying amount in Kyma's financial statements at the date of initial consolidation	Adjustment to fair value	Values recognized upon initial consolidation
	$ thousands
	Unaudited

Cash and cash equivalents	4,668	-	4,668
Restricted cash	14	-	14
Other account receivables	328	-	328
Other long-term receivables	16	-	16
Property, plant and equipment, net	50	-	50
Intangible assets	-	407	407
Trade payables	(23)	-	(23)
Other account payables	(136)	-	(136)
Royalty bearing government grants	(414)	-	(414)
Non-controlling interests	90	-	90

Purchase consideration transferred	4,593	407	5,000

The purchase consideration of the business combination amounted to $5,000 and included a $4,000 cash payment as well as an amount of $1,000 which represents the fair value of the Company's investment on the date control was obtained as a result of its revaluation to fair value on the purchase date (as aforementioned).

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

E.	Kyma (Cont.): Analysis of cash flows on acquisition:

$ thousands
Unaudited

Cash and cash equivalents acquired with the company as of the purchase date	4,668
Cash paid	(4,000)

668

Kyma has contributed $1,914 and $670 to the loss in the nine and three month periods ended on September 30, 2011, respectively.

In March 2011, Elron transferred its investment in Kyma, including any rights and obligations in regards to this investment, to RDC in consideration for $5,000. As a result, Kyma became an RDC subsidiary. As of the reporting date, RDC holds approximately 65% of Kyma's outstanding shares.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will advance to Kyma $2,500 in three installments during 2012. Following the completion of this investment RDC's holding is expected to increase to approximately 73% of Kyma's outstanding shares.

F.
Pocared (cont.)

Pocared Diagnostics Ltd. ("Pocared") is developing a platform for real-time and automatic diagnosis of pathogens suspended in liquids that is based on optical technology. As of the reporting date, Elron holds approximately 41% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting. Prior to Elron's investment in Pocared and prior to the purchase of holdings of another shareholder in Pocared (see below), Elron held approximately 32% of Pocared's outstanding shares.

In January 2011, Pocared completed a financing round of approximately $5,800 in consideration for 9,586,777 Preferred F shares. Elron's share in this amount was approximately $2,600. In addition, simultaneously with the financing round, convertible loans in the amount of approximately $9,200 were converted into 15,244,457 Preferred F shares. Elron's share in these loans was approximately $4,100. Pursuant to the investment agreement, the shareholders of Pocared, including Elron, have the option at their discretion to invest up to an additional approximately $11,200 in three additional installments, pro rata to their holdings of Pocared.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

F.
Pocared (cont.)

In June and September 2011, the first two installments (out of the additional three installments) have been completed in an aggregate amount of approximately $7,400 in consideration for 12,341,598 Preferred F shares. Elron's share in these installments is approximately $3,400.

In August 2011, Elron together with other shareholders of Pocared, purchased the holdings of another shareholder in Pocared, which to that date constituted approximately 5% of Pocared's outstanding shares, in consideration for approximately $2,000 (NIS 7,000 thousand). Elron's share in this amount is approximately $900.

G.
NuLens

NuLens Ltd. ("NuLens") is developing intra-ocular accommodating lenses, or IOLs, mainly for the treatment of cataracts, presbyopia and low vision.

Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

In June 2011, Elron together with other shareholders of NuLens, signed an agreement to invest an aggregate amount of $4,000 in NuLens in two payments, of which Elron's share is approximately $1,700. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment will be advanced conditionally upon NuLens achieving certain cumulative conditions as stipulated in the agreement.

H.
BrainsGate

BrainsGate Ltd. ("BrainsGate) is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron holds approximately 27% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting. Prior to Elron's investment in BrainsGate (see below), Elron held approximately 23% of BrainsGate's outstanding shares.

In July 2011, BrainsGate signed an investment agreement with its major shareholders, including Elron ("the Major Shareholders"), whereby approximately $20,000 is to be advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. According to the agreement, the major shareholders are obligated to advance the second and third installments in January and July 2012.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)
I.	Navitrio

In May 2011, Elron together with another partner founded Navitrio Ltd. ("Navitrio"), a subsidiary, in order to invest in projects in the digital field, including internet, electronic and cellular trade platforms, applications etc.

Elron directly holds 80% of Navitrio's outstanding shares.

In June 2011 Elron invested $1,500 in Navitrio. The investment did not result in any change to Elron's holdings of Navitrio's outstanding shares.

J.	Safend

Safend Ltd. ("Safend") provides endpoint data protection solutions for corporations. Elron held approximately 25% of Safend's outstanding shares prior to its sale (see below). Safend was accounted for under the equity method of accounting.

In September 2011, all the shares of Safend were sold to Wave Systems Corp., a supplier of data protection solutions which its shares are publicly traded on the NASDAQ. (the "Acquirer"), in consideration for approximately $12,800, consisting mostly of shares of the Acquirer, based on their 10-day average closing price on the NASDAQ prior to the closing date of the sale. Of this consideration, shares of the Acquirer equivalent to approximately $1,300  were deposited in escrow for a period of 12-18 months to cover, mainly, possible indemnification which may become due to the Acquirer in connection with breaches, if any, of the merger agreement by any of the other parties thereto and possible future claims relating to Safend, if any. Each of the major shareholders shall only be liable for part of the indemnification amounts that may become due to the Acquirer, each according to its share of the consideration, and will not be liable for any breaches of the merger agreement by any other major shareholders. Each major shareholder's liability for its representations and obligations towards the Acquirer will be limited to its share of the consideration. Shares of the Acquirer received as part of the consideration will be registered for trading no longer than 40 days after the closing date of the transaction.

In accordance with Safend's capital structure and the shareholders' rights to Safend's capital, Elron received aggregate proceeds equivalent to approximately $2,700, in shares of the Acquirer based on their 10-day average closing price on the NASDAQ prior to the closing date of the sale (of which shares of the Acquirer in an amount equivalent to approximately $350 are held in escrow for a period of 12-18 months). Following the sale, Elron recorded a net gain in the third quarter of 2011 in the amount of approximately $2,300. The said gain is included in the statement of income under line item gain from disposal of investee companies and changes in holdings, net.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

J..	Safend (cont.)

Shares of the Acquirer received in the transaction were recognized as a financial asset available for sale and are included under Other Investments (accounted for as available for sale) in the statement of financial position. Their fair value was determined based on their quoted market price less the discount element (the "Discount"), in respect of a period during which the shares are not salable pursuant to the terms of the sale agreement. Accordingly, the aforementioned net gain was calculated after the deduction of the Discount. The Discount's fair value was estimated by the Company on the closing date of the transaction at approximately $350.

K.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. Elron holds approximately 22.63% of Notal's outstanding shares. Notal is accounted for as an available-for-sale investment.

Further to Note 3.C.1.H to the annual consolidated financial statements, in October 2011, subsequent to the reporting date, the second installment in respect of the investment agreement from October 2010 was advanced, which consisted of $3,000 in consideration for 3,558,822 Preferred C shares and 889,703 warrants to Preferred C shares. Elron's share in the second installment is approximately $263. Following the second installment Elron's holding in Notal's outstanding shares decreased to 20.31%. (Notwithstanding, as noted in Note 3.C.1.H to the annual consolidated financial statements, Elron's holding including voting rights which are immediately exercisable or convertible is approximately 17.8%).

L.	B.P.T

B.P.T Ltd. ("BPT") develops and markets membrane filtration for wastewater. Elron held approximately 17.45% of BPT's outstanding shares prior to decision to cease its operations.

During the second quarter of 2011 the value of the investment was decreased in an amount of approximately $1,730, out of which an amount of approximately $1,330 was recognized in other comprehensive income and an amount of approximately $400 was recognized as an impairment loss in line item other expenses, net, in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 – Material Events during the Reporting Period (Cont.)

L.	BPT (cont.)

During the third quarter of 2011, due to the decision of BPT's Board of Directors to cease its operations, an additional impairment loss in the amount of approximately $1,380 was recognized in line item other expenses (income), net, in the statement of income. Subsequent to the reporting date, in October 2011, a temporary liquidator was appointed by the court.

M.
During the second quarter of 2011current maturities in respect of Elron's and RDC's share in cash received from the sale of Medingo in the amount of $22,639 held in long term escrow (see also Note 3.C.2.B to the annual consolidated financial statements) and an amount of approximately $3,974 in respect of Elron's holdings in non-tradable bonds of Enablence Technologies Inc. ("Enablence") received in the sale of Teledata Networks Ltd. ("Teledata") (see also Note 4.C below) were classified from line item other long-term receivables in non-current assets to line item other accounts receivables in current assets.

N.
In November 2011, subsequent to the reporting date, a binding agreement was signed with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months (the "Period"). The credit line was obtained in order to diversify and ensure additional sources of financing for the Company towards continued investing in companies held by the Company and new companies and to finance its ongoing operations. During the Period, the Company will be entitled to draw down loans for periods of up to 3 years from the date of each respective draw down, at the Wall Street Journal prime rate of interest plus 0.75% per annum. According to the terms of the credit line, the Company will be able to make early repayment of all the loans without any cost. At the time the credit line is actually utilized, the Company will pledge shares of Given Imaging directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares (based on their trailing 5-day average closing price prior to the computation date) to the amount of credit utilized. Pursuant to the agreement, should the ratio of the market value of the pledged shares to the credit amount utilized decrease below 3, then the Company shall be required either to pledge additional Given Imaging shares in order to maintain a coverage ratio of 3.25, to provide alternative collateral acceptable to the Bank, or to repay a portion of the credit utilized in order to maintain such coverage ratio. As of the date of financial statements approval, the Company has not yet made any draw down.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 4 – Assets held for sale

A.
As described in Note 9 to the annual consolidated financial statements, in December 2010, the Company's Board of Directors decided to sell the Company's investment in GigOptix Inc. ("GigOptix") and in Enablence. In December 2010, the Company engaged with Oppenheimer Inc. in order to sell these shares. According to the Company's management's opinion, the investments in these shares are in compliance with the terms set in IFRS 5 for classification as non-current assets held for sale. Accordingly, the investments in these shares are classified as assets held for sale in the statement of financial position.

The investments in the shares of Enablence and GigOptix continue to be measured in conformity with the provisions of IAS 39, as available for sale investments at fair value.

B.
During the first quarter of 2011, approximately 450,000 shares of GigOptix were sold, representing approximately 58% of Elron's holding in GigOptix, in consideration of approximately $1,300. The Company recorded a gain of approximately $400 from this sale.

C.
As described in Note 3.C.1.B to the annual consolidated financial statements, the Company holds shares of Enablence, a foreign company publicly traded on the TSX Venture Exchange, which shares were subject to a lock-up period of 6 to 12 months commencing June 23, 2010 (the date such shares were received pursuant to the sale of Teledata).

As of June 23, 2011, all of Enablence's shares have been released from the lock-up. In addition, all of Enablence's shares, which were held in escrow, have been received.

The fair value of these shares was determined in prior periods by reference to their quoted market price less the discount element ("Discount") in respect of the lock-up period. Since the lock up period ended, the fair value of these shares as of the reporting date was determined in accordance with their quoted market price.

As of the reporting date, Enablence's share price is CAD 0.1 ($0.098). Accordingly, the fair value of the investment in Enablence's shares amounted to approximately $3,025, a decrease of approximately $8,358 compared with the fair value as of the date of sale of Teledata ("original cost") and a decrease of approximately $12,057 compared with the fair value as of December 31, 2010. In the second quarter of 2011, the Company recognized an impairment loss in the amount of $8,831 after examining at June 30, 2011 the rate of difference between the fair value of its holdings in Enablence and the original cost taking into account the changes in fair value, and the duration of the decline in fair value below the original cost, as well as whether there have been any changes in the technological, economic or legal environment, or in the market environment in which Enablence operates. The impairment loss was recorded in line item other expenses, net, in the statement of income. The increase, during the third quarter of 2011, in Enablence's fair value in the amount of approximately $500, due to an increase in its share price, was recorded under other comprehensive income.

Subsequent to the reporting date, Enablence's share price as of November 8, 2011 is CAD 0.065 ($0.065). Accordingly, the fair value of the investment in Enablence's shares at that date amounted to approximately $1,978.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 5 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its Group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the annual consolidated financial statements, approved on March 10, 2011.

Note6 –  Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given Imaging Ltd., a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

Note 7 – Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (*)

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of September 30, 2011 (unaudited)
Pocared Ltd.	11,791	677	12,468	805	-	805	11,663	-
BrainsGate Ltd.	9,514	246	9,760	1,835	432	2,267	7,493	-
NuLens Ltd.	2,038	1,166	3,204	940	2,750	3,690	486	-

As of September 30, 2010 (unaudited)
Pocared Ltd.	3,028	527	3,555	9,504	-	9,504	(5,949)	-
BrainsGate Ltd.	9,608	394	10,002	2,411	47	2,458	7,544	-
NuLens Ltd.	4,337	1,159	5,496	953	353	1,306	4,190	-

As of December 31, 2010 (audited)
Pocared Ltd.	2,052	517	2,569	9,469	-	9,469	(6,900)	-
BrainsGate Ltd.	7,782	373	8,155	2,216	20	2,236	5,919	-
NuLens Ltd.	3,085	1,232	4,317	1,164	364	1,528	2,789	-

(*)	The information presented does not include excess cost and goodwill.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (*) (Cont.)

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
For the nine month period ended September 30, 2011 (unaudited)
Pocared Ltd.	-	-	(3,829)	(3,800)	(3,800)	(3,800)	-
BrainsGate Ltd.	-	-	(5,577)	(5,569)	(5,569)	(5,569)	-
NuLens Ltd.	-	-	(3,522)	(3,502)	(3,502)	(3,502)	-

For the nine month period ended September 30, 2010 (unaudited)
Pocared Ltd.	-	-	(2,587)	(2,701)	(2,701)	(2,701)	-
BrainsGate Ltd.	-	-	(7,656)	(7,808)	(7,808)	(7,808)	-
NuLens Ltd.	-	-	(3,728)	(3,707)	(3,707)	(3,707)	-

For the three month period ended September 30, 2011 (unaudited)
Pocared Ltd.	-	-	(1,668)	(1,687)	(1,687)	(1,687)	-
BrainsGate Ltd.	-	-	(2,134)	(2,349)	(2,349)	(2,349)	-
NuLens Ltd.	-	-	(1,099)	(1,060)	(1,060)	(1,060)	-

For the three month period ended September 30, 2010 (unaudited)
Pocared Ltd.	-	-	(964)	(976)	(976)	(976)	-
BrainsGate Ltd.	-	-	(1,912)	(1,516)	(1,516)	(1,516)	-
NuLens Ltd.	-	-	(1,149)	(1,145)	(1,145)	(1,145)	-

For the year ended December 31, 2010 (audited)
Pocared Ltd.	-	-	(3,929)	(3,679)	(3,679)	(3,679)	-
BrainsGate Ltd.	-	-	(9,263)	(9,485)	(9,485)	(9,485)	-
NuLens Ltd.	-	-	(5,256)	(5,247)	(5,247)	(5,247)	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8– Components of comprehensive income (loss)

Nine months period ended September 30, 2011 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held-for-sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Loss	(26,012)	-	-	-	(26,012)	(4,681)	(30,693)
Loss from available-for-sale financial assets	-	(6,084)	(353)	-	(6,437)	-	(6,437)
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,234	(1,452)	-	782	-	782
Foreign currency translation differences of foreign operations	-	-	-	1,473	1,473	514	1,987
Foreign currency translation charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(231)	-	(231)	(37)	(268)

Total other comprehensive income (loss)	-	(3,850)	(2,036)	273	(5,613)	477	(5,136)

Total comprehensive income (loss)	(26,012)	(3,850)	(2,036)	273	(31,625)	(4,204)	(35,829)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 - Components of comprehensive income (loss) (Cont.)

Nine months period ended September 30, 2010 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Net income	63,710	-	-	63,710	45,046	108,756
Gain from available-for-sale financial assets	-	6,069	-	6,069	-	6,069
Foreign currency translation differences of foreign operations	-	-	(365)	(365)	(127)	(492)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	(63)	-	(63)	(11)	(74)

Total other comprehensive income (loss)	-	6,006	(365)	5,641	(138)	5,503

Total comprehensive income (loss)	63,710	6,006	(365)	69,351	44,908	114,259

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 – Components of comprehensive income (loss) (Cont.)

Three months period ended September 30, 2011 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available for sale financial assets held-for-sale	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Loss	(5,252)	-	-	-	(5,252)	(1,495)	(6,747)
Gain (loss) from available-for-sale financial assets	-	355	(2,131)	-	(1,776)	-	(1,776)
Foreign currency translation differences of foreign operations	-	-	-	2,373	2,373	814	3,187
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	-	(202)	-	(202)	(33)	(235)

Total other comprehensive income (loss)	-	355	(2,333)	1,173	(805)	781	(24)

Total comprehensive income (loss)	(5,252)	355	(2,333)	1,173	(6,057)	(714)	(6,771)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 - Components of comprehensive income (loss) (Cont.)

Three months period ended September 30, 2010 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Loss	(4,476)	-	-	(4,476)	(877)	(5,353)
Gain from available-for-sale financial assets	-	3,977	-	3,977	-	3,977
Foreign currency translation differences of foreign operations	-	-	(615)	(615)	(224)	(839)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	-	(4)	-	(4)	(1)	(5)

Total other comprehensive income (loss)	-	3,973	(615)	3,358	(225)	3,133

Total comprehensive income (loss)	(4,476)	3,973	(615)	(1,118)	(1,102)	(2,220)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 8 - Components of comprehensive income (loss) (Cont.)

Year ended December 31, 2010 (audited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for available-for-sale financial assets	Adjustments arising from translating financial statements	Total	Non-controlling interests	Total
	$ thousands

Net income	60,678	-	-	60,678	44,768	105,446
Gain from available-for-sale financial assets	-	9,585	-	9,585	-	9,585
Foreign currency translation differences of foreign operations	-	-	(951)	(951)	(318)	(1,269)
Actuarial loss on defined benefit plan	(38)	-	-	(38)	(19)	(57)
Group's share of other comprehensive loss of companies accounted for under the equity method, net	(91)	(83)	-	(174)	(30)	(204)

Total other comprehensive income (loss)	(129)	9,502	(951)	8,422	(367)	8,055

Total comprehensive income (loss)	60,549	9,502	(951)	69,100	44,401	113,501

A.	Details relating to investments in the interim consolidated financial statements as of September 30, 2011

	Rate of holdings in equity		Consolidated rate of holdings in equity	Elron's effective rate of holdings in equity **	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings **	Consolidated carrying value of investment	Market value of investment on consolidated basis
	Elron*	RDC					September 30, 2011	September 30, 2011		November 8, 2011
	%						$ thousands
Investments in investee companies

Subsidiaries:
Starling Advanced Communications Ltd.	38.55	44.44	82.98	60.81	76.57	56.68	755	5,310	***)	1,161	***)
SyncRx Ltd.	-	87.47	87.47	43.82	78.10	39.13	216	-		-
Actysafe Ltd.	-	100.00	100.00	50.10	85.00	42.59	132	-		-
Kyma Medical Technologies Ltd.	-	65.27	65.27	32.70	53.07	26.59	3,086	-		-
Wavion Inc. (#)	66.94	-	66.94	66.94	54.91	54.91	(2,761)	-		-
Navitrio Ltd.	80.00	-	80.00	80.00	80.00	80.00	1,234			-

Associates:
Given Imaging Ltd.	22.36	8.75	31.11	26.74	25.97	22.32	103,209	142,824		152,951
Aqwise Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,467	-		-
NuLens Ltd.	34.72	-	34.72	34.72	29.84	29.84	213	-		-
BrainsGate Ltd.	27.26	-	27.26	27.26	22.86	22.86	1,085	-		-
Atlantium Inc.	23.44	-	23.44	23.44	20.22	20.22	10	-		-
Pocared Ltd.	40.84	-	40.84	40.84	36.97	36.97	5,775	-		-
Plymedia Inc.	27.96	-	27.96	27.96	21.84	21.84	10	-		-

Other investments:

Notal Vision Inc.	22.63	-	22.63	22.63	17.29	17.29	2,079	-		-
GigOptix Inc.	1.52	-	1.52	1.52	N/A	N/A	541	541		590
Jordan Valley Ltd.	18.83	-	18.83	18.83	17.51	17.51	13,000	-		-
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	1,112	-		-
Enablence Technologies Inc.	6.61	-	6.61	6.61	6.17	6.17	3,025	3,025		1,978
WhiteWater Ltd.	1.53	-	1.53	1.53	1.45	1.45	487	-		-
Wave Systems Corp. ****, *****	1.48		1.48	1.48	N/A	N/A	2,532	2,532		2,824

*)	Including holding through Elron's fully-owned subsidiaries.
**)	Elron's effective holdings include holdings by RDC multiplied by 50.10%.
***)	In November 2011, subsequent to the reporting date, Starling fully prepaid the Series A debentures it issued.
****)	Including approximately 0.19% shares held in escrow.
*****)	The value of the shares of Wave Systems Corp. was determined in accordance with their quoted market priceless the discount element in respect of the period during which the shares are not salable.
#)	Subsequent to the reporting date, a binding agreement for the sale of all the shares of Wavion was signed.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of September 30, 2011 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of September 30, 2011 and for the nine and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 34,922 thousand as of September 30, 2011 and the earnings from the investee amounted to approximately $ 355 thousand and $167 thousand for the nine and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 9, 2011	A Member of Ernst & Young Global

2

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
 Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of September 30, 2011, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2010 ("consolidated financial statements for 2010") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

3

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current assets
Cash and cash equivalents	20,461	43,012	40,714
Other accounts receivables	7,938	1,399	1,025

	28,399	44,411	41,739

Assets held for sale	3,566	-	17,211

Non-current assets
Investments in subsidiaries and associates, net	209,077	212,354	213,338
Other investments (accounted as available for sale)	18,130	30,055	18,438
Property, plant and equipment, net	77	144	121
Other long-term receivables (note 2)	1,845	6,535	6,792

	229,129	249,088	238,689

Total assets	261,094	293,499	297,639

The accompanying additional information is an integral part of the separate financial data and information.

4

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	September 30		December 31
	2011	2010	2010
	Unaudited		Audited
	$ thousands	$ thousands	$ thousands

Current liabilities
Trade payables	56	444	234
Other accounts payables	19,295	18,639	20,600

	19,351	19,083	20,834

Long-term liabilities
Capital notes (note 3)	77,332	78,324	80,884

Total Liabilities	96,683	97,407	101,718

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	9,243	14,818	14,855
Accumulated deficit	(44,783)	(18,677)	(18,885)

Total equity	164,411	196,092	195,921

	261,094	293,499	297,639

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 9, 2011

5

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Income
Financial income	5,316	1,153	8,178	379	1,593

Cost and expenses
General and administrative expenses	3,080	3,431	1,041	1,285	5,470
Financial expenses	82	3,768	60	4,943	6,671
Other expenses (income), net	10,185	441	1,382	(1,997)	1,191

	13,347	7,640	2,483	4,231	13,332

	(8,031)	(6,487)	5,695	(3,852)	(11,739)

Gain from disposal of subsidiaries and associates and changes in holdings, net	11,217	39,450	9,604	408	41,197
Company's share of income (loss) of subsidiaries and associates	(29,198)	30,747	(20,551)	(1,032)	31,220

Net income (loss) attributable to the Company's shareholders	(26,012)	63,710	(5,252)	(4,476)	60,678

The accompanying additional information is an integral part of the separate financial data and information.

6

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable to the Company

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Net income (loss) attributable to the Company's shareholders	(26,012)	63,710	(5,252)	(4,476)	60,678

Other comprehensive income (loss):

Gain (loss) from available-for-sale financial assets	(6,499)	6,004	(1,776)	3,911	9,520
Transfer to the statement of income in respect of available for sale financial assets	910	-	-	-	-
Foreign currency translation differences for foreign operations	896	(365)	1,424	(615)	(591)
Foreign currency translation differences charged to the statement of income upon disposal of foreign operation	(1,200)	-	(1,200)	-	-

Total other comprehensive income (loss) attributable to the Company's shareholders	(5,893)	5,639	(1,552)	3,296	8,929

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	280	2	747	62	(507)

Total comprehensive income (loss) attributable to the Company's shareholders	(31,625)	69,351	(6,057)	(1,118)	69,100

The accompanying additional information is an integral part of the separate financial data and information.

7

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(26,012)	63,710	(5,252)	(4,476)	60,678

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss (income) of subsidiaries and associates	29,198	(30,747)	20,551	1,032	(31,220)
Depreciation	25	42	7	11	52
Financial expenses (income), net	(639)	(877)	(116)	1,025	(1,006)
Stock based compensation and changes in liability in respect of call options	(36)	91	-	3	92
Accrued interest on loans from shareholders	-	742	-	751	742
Impairment of investments	10,602	2,434	1,378	-	3,189
Gain (loss) from sale of property and equipment	(3)	(3)	3	-	(7)
Gain from sale of investments in available for sale financial assets	(415)	-	-	-	-
Gain from disposal of subsidiaries and associates and changes in holdings, net	(11,217)	(39,450)	(9,604)	(408)	(41,197)
Other	(94)	(105)	310	(1,709)	(584)

	27,421	(67,873)	12,529	705	(69,939)

Changes in assets and liabilities of the Company:
Decrease (increase) in accounts receivables	(184)	150	106	(16)	673
Increase in other long term receivables	(195)	(307)	(94)	(52)	(355)
Increase (decrease) in trade payables	(178)	288	(100)	309	78
Increase (decrease) in other capital notes	(3,552)	2,283	(6,725)	4,245	4,843
Increase (decrease) in other accounts payables	(1,269)	14,949	(1,596)	15,482	16,909

	(5,378)	17,363	(8,409)	19,968	22,148

Cash paid and received during the period for:
Interest paid	-	(1,565)	-	(1,315)	(1,565)
Interest received	639	2,442	116	290	2,571

	639	877	116	(1,025)	1,006

Net cash provided by (used in) operating activities of the Company	(3,330)	14,077	(1,016)	15,172	13,893

The accompanying additional information is an integral part of the separate financial data and information.

8

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2011	2010	2011	2010	2010
	Unaudited				Audited
	$ thousands				$ thousands

Cash flows from investment activities
Purchase of property and equipment	(4)	(3)	(1)	(3)	(4)
Investment in associates and subsidiaries	(22,289)	(13,814)	(6,103)	(2,926)	(16,110)
Proceeds from sale of property and equipment	26	33	14	-	51
Proceeds from sale of associates and subsidiaries	5,043	17,533	43	480	17,564
Proceeds from sale of available for sale financial assets	1,301	-	-	-	-
Loans to subsidiary	(1,000)	(6,000)	-	-	(6,000)
Repayment of loans by subsidiary	-	17,500	-	-	17,500

Net cash provided by (used in) investment activities	(16,923)	15,249	(6,047)	(2,449)	13,001

Cash flows from financing activities
Repayment of loans to banks	-	(30,000)	-	(26,500)	(30,000)
Repayment of loans to shareholders	-	(16,279)	-	(16,279)	(16,279)
Proceeds from exercise of options	-	50	-	50	50
Award paid to CEO by controlling interests	-	-	-	-	134

Net cash used in financing activities	-	(46,229)	-	(42,729)	(46,095)

Decrease in cash and cash equivalents	(20,253)	(16,903)	(7,063)	(30,006)	(19,201)

Cash and cash equivalents as of beginning of the period	40,714	59,915	27,524	73,018	59,915

Cash and cash equivalents as of end of the period	20,461	43,012	20,461	43,012	40,714

The accompanying additional information is an integral part of the separate financial data and information.

9

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of September 30, 2011 and for the nine and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2010 and the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term receivables

Other long term receivables include a loan granted by the Company to its subsidiary, RDC  Rafael Development Corporation Ltd. ("RDC") in the amount of $ 1,011. For further details concerning the loans granted by the Company to RDC, see Note 3D to the Company's interim consolidated financial statements.

3.	Capital notes

Capital notes include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

10

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2011

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation. In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended June 30, 2011 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the reported date, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the reported date, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

2

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2011 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the financial statements and other financial information which is included in the Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 9, 2011                                                                           ___________________________________

Ari Bronshtein, CEO

3

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2011 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 9, 2011                                                                           ___________________________________

Yaron Elad, CFO

4

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of September 30, 2011
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2011 (1 USD = 3.712 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	10,360	0	103
Second year	0	0	0	1,021	0	32
Third year	0	0	0	3,712	0	362
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	20,505	0
Total	0	0	0	15,093	20,505	497

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0